As filed with the Securities and Exchange Commission on April 9, 2010

File No. 000-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 10

GENERAL FORM FOR REGISTRATION OF SECURITIES

Pursuant to Section 12(b) or 12(g) of the

Securities Exchange Act of 1934

Nevada Property 1 LLC

(Exact name of registrant as specified in its charter)

Delaware	27-1695189
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

4285 Polaris Avenue, Las Vegas, Nevada	89103
(Address of principal executive office)	(Zip Code)

(702) 215-5501

(Registrant’s telephone number, including area code)

Copies of correspondence to:

Anthony J. Pearl General Counsel The Cosmopolitan of Las Vegas 4285 Polaris Avenue Las Vegas, Nevada 89103 (702) 215-5501	David J. Goldschmidt Skadden, Arps, Slate, Meagher & Flom LLP Four Times Square New York, New York 10036 (212) 735-3000

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class To be so registered	Name of each exchange on which Each class to be registered
NOT APPLICABLE	NOT APPLICABLE

Securities to be registered pursuant to Section 12(g) of the Act:

CLASS A MEMBERSHIP INTERESTS

(Title of class)

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definition of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Securities Exchange Act of 1934.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Smaller reporting company ☐
(Do not check if a smaller reporting company)

Item 1	Business

THE COMPANY

Nevada Property 1 LLC (the “Company,” “we,” “us” or “our”) is a limited liability company organized in Delaware. The Company owns “The Cosmopolitan of Las Vegas” (“The Cosmopolitan” or “Property”), an integrated resort currently being constructed.

The Acquisition of The Cosmopolitan

The entity that previously owned the Property was Cosmo Senior Borrower LLC, a limited liability company organized in Delaware (“CSB”), which acquired the Property from its affiliate, 3700 Associates, LLC, a Delaware limited liability company (the “Previous Owner”), in December 2005. In April 2004, the Previous Owner purchased approximately 8.7 acres of land in Las Vegas, Nevada, in order to develop the Property and to eventually run the business at The Cosmopolitan.

A subsidiary of Deutsche Bank AG made a mortgage loan to CSB on December 30, 2005 (the “Cosmopolitan Mortgage Loan”), encumbering the Property. The Cosmopolitan Mortgage Loan went into default on January 15, 2008 and remedies were exercised against CSB. The Company was formed on July 30, 2008 for the purpose of holding the first lien mortgage loan on the Property and ultimately foreclosing on the Property. On August 29, 2008, the Company, which is an indirect wholly-owned subsidiary of Deutsche Bank AG New York Branch (“Deutsche Bank”), acquired ownership of the Cosmopolitan Mortgage Loan. The Company then acquired the Property at a foreclosure sale for $1 billion on September 3, 2008, and is the current owner of the Property.

Corporate Structure

Currently, Nevada Mezz 1 LLC, a limited liability company organized in Delaware (“Nevada Mezz”), is the sole managing member of the Company. Nevada Mezz currently holds 100% of the Company’s Class A Membership Interests, which have voting rights (the “Class A Membership Interests”), and 100% of the Class B Membership Interests, which have all the economic interests in the Company, but do not have any voting rights (the “Class B Membership Interests”). Deutsche Bank, through its wholly-owned subsidiary, Nevada Parent 1 LLC, a limited liability company organized in Delaware (“Nevada Parent”), currently holds all of the voting and economic interests in the Company through Nevada Parent’s ownership of 100% of the membership interests of Nevada Mezz.

In order for the Company to become the owner and operator of the gaming-related activities at The Cosmopolitan, we are required to apply for approval from, and be licensed by, the Nevada Gaming Commission (the “Nevada Commission”), the Nevada State Gaming Control Board (the “Nevada Board”), and the Clark County Liquor and Gaming Licensing Board (the “Clark County Board” and, together with the Nevada Commission and the Nevada Board, the “Nevada Gaming Authorities”). We are prohibited from receiving any gaming-related revenues at The Cosmopolitan until we have obtained the necessary gaming approvals from the Nevada Gaming Authorities. See “Business — Nevada Gaming Regulation and Licensing.”

Immediately prior to the Nevada Commission licensing the operation of the gaming-related activities at The Cosmopolitan and the Nevada Gaming Authorities licensing or finding suitable the individual members of Nevada Voteco LLC, a limited liability company organized in Delaware (“Nevada Voteco” and its members, the “Voteco Members”), the Class A Membership Interests will be transferred to Nevada Voteco from Nevada Mezz. Nevada Voteco, through the exercise of the powers of the Voteco Members, will have voting control over the Company. Deutsche Bank will no longer have voting control over the Company, but will continue to indirectly hold all of the economic interests in the Company through its indirect ownership of the Class B Membership Interests. Nevada Voteco will have no economic interests in the Company. See “Business — Agreements Governing the Operation of The Cosmopolitan.”

Post-Opening/Licensing Structure

Immediately prior to and after obtaining our license to operate the gaming-related activities at The Cosmopolitan, our corporate structure will be as follows:

Deutsche Bank AG
New York Branch
100% Ownership
Nevada Parent 1 LLC
100% Ownership
Nevada Mezz 1 LLC
100% Class B Membership Interests (Non-Voting); 100% Economics (Non-Managing Member)
Nevada Property 1 LLC (Registrant)
Subsidiaries
Members/Owners of Nevada Voteco LLC:
1. Jeff Baer
2. Stuart Clarke
3. Thomas Fiato
4. Donna Milrod
100% Ownership
Nevade Voteco LLC
100% Class A Membership Interests (Voting); 0% Economics
Members of the Board of Nevada Propery 1 LLC:
1. Jeff Baer
2. Jeffrey Burge
3. Stuart Clarke
4. Thomas Fiato
5. Donna Milrod
6. John Unwin

FORM 10 REGISTRATION

We are prohibited from receiving any gaming-related revenues at The Cosmopolitan until we have obtained the necessary gaming approvals from the Nevada Gaming Authorities. Once we have satisfied all conditions to obtain the necessary gaming approvals, we anticipate that we will commence gaming operations at The Cosmopolitan. We expect that The Cosmopolitan will open and commence operations in December 2010. We cannot be assured that we will be able to obtain the required licenses on a timely basis or if at all. See “Business—Nevada Gaming Regulation and Licensing.”

Following effectiveness of this registration statement, the Company will be required and expected to file annual, quarterly and current reports and other information with the Securities and Exchange Commission (“SEC”). You may read and copy any reports, statements or other information filed by the Company at the SEC’s public reference facilities at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. The Company’s filings are also available to the public from commercial document retrieval services and at the world wide web site maintained by the SEC at http://www.sec.gov.

OVERVIEW OF THE COSMOPOLITAN

The Company will own and operate The Cosmopolitan, which we believe will be a premier destination as a modern integrated resort. The Cosmopolitan will have over 6.6 million square feet of total space and will be built at an estimated cost of $3.5 billion. The Property will feature the following:

•	an approximately 100,000 square-foot state-of-the art casino with approximately 85 table games and 1,500 slot machines and we expect to utilize the latest system supported gaming software;

•	an East and West Tower of 50 and 52 stories, respectively. The two towers will be comprised of:

•	2,175 condominium-hotel style units with full outdoor terraces, kitchenettes and other modern amenities;

•	810 stylishly furnished hotel rooms; and

•	Ten, 3 story hotel suites directly adjacent to the recreation deck;

•	an integrated entertainment venue of approximately 50,000 square feet featuring a 25,000 square-foot nightclub, a recreation deck and ultra lounge;

•	an approximately 185,000 square-foot convention and banquet facility with approximately 150,000 square feet of leasable space;

•

a series of entertainment establishments on the upper level of the building’s podium, which will include three pool decks, lounges, dining selections and other modern recreational facilities. In addition, the pool area adjacent to the Las Vegas Strip has the capability to transform into a concert venue, with an audience capacity in excess of 2,000 guests;

•	approximately 130,000 square feet of world-class fine dining featuring more than 10 establishments. The Cosmopolitan will also offer a premier buffet experience in a modern environment;

•	approximately 50,000 square feet of spa, salon and fitness center facilities;

•	retail space totaling approximately 62,500 square feet;

•	a five level parking garage with approximately 3,600 spaces;

•	355 feet of Las Vegas Strip frontage; and

•	an approximately 65,000 square-foot, 1,800 seat showroom.

Construction on The Cosmopolitan began in October 2005. In connection with the development of The Cosmopolitan, the Company assembled an experienced development team. The Previous Owner had originally engaged Perini Building Company, Inc. (“Perini”) in September 2005 to be the general contractor for the Property. We retained Perini as the general contractor for the construction of the Property when we took ownership of the Property. In 2008, the Company engaged Related Cosmo Developer, LLC, an affiliate of Related Companies, L.P., to manage and supervise the development and construction of the Property.

We anticipate that The Cosmopolitan’s grand opening will be in December 2010 with 2,008 hotel and condominium-hotel style units, the casino, the nightclub and ultra lounge, numerous restaurants, full convention and banquet facilities, the spa/salon/fitness centers, pools, parking and a portion of the retail space. Additional amenities of the Property including 968 hotel and condominium-hotel style units located in the West Tower and the remaining retail and restaurant locations will be completed incrementally through July 2011 without disruption to the already existing operations. The showroom and an additional 19 condominium and/or hotel style units will be completed at a later date as management deems appropriate based on various factors, including market conditions.

LOCATION OF THE COSMOPOLITAN

The Cosmopolitan comprises approximately 8.7 acres of land and is located on the Las Vegas Strip directly between Bellagio and MGM’s City Center. The Cosmopolitan is connected to City Center to the south via an elevated pedestrian bridge and to the west side of the Las Vegas Strip via a second pedestrian bridge, as well as ground floor public access between Bellagio to the north and The Cosmopolitan. We believe our location will be an attractive destination for free independent travelers, business travelers, group and convention business and Las Vegas locals due to its proximity to many of the amenities of Las Vegas including:

•	The Las Vegas Convention Center and other large scale convention venues;

•	A high concentration of Las Vegas restaurants and nightclubs;

•	Popular entertainment and show venues;

•	Numerous condominiums and non-gaming hotels;

•	McCarran International Airport; and

•	The Las Vegas Motor Speedway – host of various NASCAR events.

The principal executive offices of The Cosmopolitan of Las Vegas are located at 4285 Polaris Avenue, Las Vegas, Nevada 89103 and the telephone number is (702) 215-5501. The Cosmopolitan internet website is located at www.cosmopolitanlasvegas.com

BUSINESS STRATEGY

We believe that The Cosmopolitan has an opportunity to create a unique destination resort directly on the Las Vegas Strip, in one of the most highly trafficked vacation and business travel destinations in the United States. Our Property will offer distinctly designed physical structures, situated on one of the premiere, center-strip locations in Las Vegas, while also delivering a compelling guest experience created specifically for the needs of our target clientele.

Target Clientele

Our marketing strategy will target numerous segments of the Las Vegas, United States and international leisure and business traveler customer base, as we will deploy a multi-channel distribution strategy to drive visitation from the most valuable segments of the group/convention, casino, and free independent traveler market segments.

We believe our integrated resort, along with our employees and staff who take care of our guests, will be positioned to cater to our target clientele in a way not currently offered by our competitors in the Las Vegas market. The combination of a distinctive hotel and condominium-hotel style unit offering, featuring outdoor terraces in the majority of the rooms, multiple non-gaming amenities, and prime location will provide a compelling package and experience in the minds of our potential customers.

Property Location

Our integrated resort is being developed to include a range of amenities unique to the Las Vegas Strip. The hotel and condominium-hotel style units will offer a broader range of amenities than many of our primary competitors, including condominium-hotel style units with full kitchenettes, cutting edge in-room technology and, for the majority of the units, spacious outdoor terraces. The terraces in particular are a new offering in the Las Vegas market, and given our premier location on the Las Vegas Strip, we believe that the outdoor terrace experience will be an inimitably attractive offering for our guests. Views from the terraces look to the north over the Bellagio Fountains, one of the prime tourist attractions on the Las Vegas Strip, and to the south, over City Center, and the south Las Vegas Strip.

Significant Revenues from Non-Gaming Operations

We believe we will derive significant revenues from our non-gaming operations. Our hotel, convention and meeting space, pool decks, restaurant collection, retail, food and beverage, nightclub, spa/salon/fitness centers and other operations will allow us to market the Property as a fully integrated resort. Our diversified revenue base should allow us to be less dependent on the casino as a source of revenue and profits.

Emphasis on Guest Service

One of the cornerstones of our business strategy will be providing our guests with a high level of personal service. Integral to the creation of our brand is a continuous process of embedding the brand values in all aspects of our service delivery, creating a pervasive spirit of personalized guest service throughout all areas of our business. Our management is committed to the implementation and execution of our brand service program, and will fully leverage the opportunity of creating a stand-alone brand experience to embed a dedicated, service focused culture throughout our Property. Our brand is being created by a team with deep experience in branding in the hospitality and resort industry, and will be launched through a variety of marketing initiatives throughout 2010.

THE COSMOPOLITAN

The Hotel/Property

Once complete, The Cosmopolitan will include an East and West Tower of 50 and 52 stories, respectively, with 2,995 stylishly furnished hotel and condominium-hotel style units with modern amenities. 2,175 of the rooms will be condominium-hotel style units, featuring upgraded amenities and finishes, as well as private outdoor terraces. All hotel rooms and condominium-hotel style units will feature cutting edge in-room technology, which will allow our guests the ability to interact with multiple aspects of the integrated resort from their in-room televisions.

The Casino

The approximately 100,000 square-foot casino will feature the latest in gaming technology in a modern, energetic atmosphere. The casino floor will include approximately 1,500 slot machines and 85 table games, with immediate guest access from each of the East and West Towers and accessible just steps from the Las Vegas Strip. The casino level will contain several destination bar/lounge areas, a three story feature attraction using an innovative light and music display, as well as an intimate entertainment lounge that will be used to bring live performances to the gaming floor. The casino will also have a separate area for high limit table games and slots, centrally located but distinct from the main gaming floor, catering specifically to our higher limit clientele.

Restaurant Collection

The Cosmopolitan will offer a collection of distinctive restaurants, managed and operated by experienced world class culinary third-parties new to the Las Vegas market. Each of the restaurants in our collection will individually represent a distinctive offering, and collectively produce what we believe to be the most compelling array of dining options available in the Las Vegas market, which has already itself become known as a dining destination.

Food and Beverage

In addition to our restaurant collection, The Cosmopolitan will offer a number of casual dining options for our guests, including a premiere buffet, a burger bar, a poolside grill, a casual restaurant on the casino level, a pizzeria, and in-room dining options available 24/7. For beverage options, The Cosmopolitan will incorporate a number of bars, lounges, and destination venues which will collectively feature a comprehensive cocktail and wine program, offering our guests a wide range of the finest in beverage options.

Retail

Our retail offering is expected to showcase approximately 2,500 square feet of prime space on the southeast, street level corner of the Property, directly adjacent to the Las Vegas Strip, and will include a collection of retailers on the second level of the podium in approximately 60,000 square feet of contiguous space. We expect that a sizeable amount of foot traffic will naturally flow through our second floor retail space, as this will be the primary pathway for Las Vegas visitors to travel north and south between the City Center project and Bellagio. Our retail operators are being selected to fit with our overall brand image and profile, and will offer guests a range of accessible, distinctive retail options.

Nightclub and Recreation Deck

The Cosmopolitan will feature an integrated entertainment venue of approximately 50,000 square feet including a cutting edge, world class nightclub operation. The nightclub complex is approximately 25,000 square feet, and is located at the top of the podium between the two hotel towers. The nightclub will encompass all of the features of a major Las Vegas integrated resort nightclub, including an ultra lounge experience.

Spa/Salon/Fitness Centers

Our integrated resort will offer a 50,000 square-foot spa/salon facility, located at the base of the West Tower and will be easily accessible from any room in The Cosmopolitan. Our spa/salon will be a key element in the overall offerings to our guests, and will offer a level of quality, service, and experience that we believe will compete with the best spa offerings in the Las Vegas market.

Separately, the Property will offer two fitness centers, one in the East Tower and the other in the West Tower, offering our guests 24/7 access to high quality fitness and exercise equipment.

Showroom

We expect to house a 1,800 seat showroom, accessible via the second floor of the podium level. While the completion date of the showroom has not yet been determined, we believe that the space, once complete, will provide The Cosmopolitan with a world class showroom venue, able to accommodate a range of entertainment offerings.

Convention and Banquet Facility

Our approximately 185,000 square-foot convention and banquet facility is located on the second, third and fourth levels of the podium. The space is designed for maximum flexibility, and will be able to accommodate everything from small group meetings to large conferences in the 66,000 square feet of ballroom space. Directly beneath the hotel towers, the location of the ballroom space will be unique to the Las Vegas market, allowing convention attendees immediate access from the hotel towers to the meeting space. The space will feature full high speed Wi-Fi coverage, and have support capabilities to enable all modern meeting technology requirements.

MARKETING

Our marketing efforts are targeted at both the visitor market (tourists and business travelers) as well as local patrons. Our marketing efforts will focus on innovative marketing strategies to promote The Cosmopolitan, building brand recognition and sales momentum for all aspects of our integrated resort. Our hotel sales and marketing teams are deploying an industry leading multi-channel distribution strategy to drive profitable, repeat visitation from valuable customer segments in the group/convention, leisure, and wholesale/aggregator channels. We will also be deploying an industry leading customer relationship management solution to drive in-bound and out-bound marketing campaigns to our casino guests. The Cosmopolitan will be marketed through domestic and international public relations activities, direct mail, internet blasts, social media, print, radio and television advertising.

The Cosmopolitan will offer a membership program that we believe will generate true loyalty from our guests and be highly differentiated from the players club “discounting” card programs offered by many of our competitors. Our membership program will not be for casino patrons only, but rather we plan to engage, reward, and incentivize our guests in a manner that respects their desire to have fully integrated experiences across all the venues and amenities offered at The Cosmopolitan. Additionally, we will deploy a sophisticated in-house reservation system, and we are in the process of engaging with third parties to supplement our reservation capabilities.

LAS VEGAS MARKET

Over the past 20 years, Las Vegas has become one of the fastest growing and largest entertainment markets in the United States. Since 2007, however, the Las Vegas market has generally experienced a decline in growth as the number of visitors and gaming revenues have fallen from prior periods. During 2009, according to the Las Vegas Convention and Visitors Authority (the “LVCVA”), gaming revenues in Clark County reached approximately $8.8 billion. In addition, according to the LVCVA:

•	the number of visitors traveling to Las Vegas was approximately 36.4 million in 2009, representing a compound annual growth rate of approximately 3.5% since 1989’s 18.1 million visitors; and

•	the number of hotel and motel rooms in Las Vegas was 67,391 in 1989 and 148,941 in 2009, representing a compound annual growth rate of approximately 4.0%.

The following table sets forth certain statistical information for the Las Vegas market for the years 2004 through 2009, as reported by the LVCVA:

LAS VEGAS MARKET STATISTICS

	2004	2005	2006	2007	2008	2009
Visitor Volume (in thousands)	37,389	38,566	38,915	39,197	37,481	36,351
Clark County Gaming Revenues (in millions)	$8,711	$9,709	$10,643	$10,868	$9,797	$8,834
Hotel/Motel Rooms Inventory	131,503	133,186	132,605	132,947	140,529	148,941
Airport Passenger Traffic (in thousands)	41,442	44,267	46,193	47,728	44,075	40,469
Convention Attendance (in thousands)	5,725	6,166	6,308	6,209	5,900	4,492

COMPETITION

The Cosmopolitan is located directly on the Las Vegas Strip and will compete with other high-quality Las Vegas resorts and other Las Vegas hotel casinos, including those located on the Las Vegas Strip, on the basis of overall atmosphere, range of amenities, price, location, entertainment offered, theme and size. Currently, there are numerous upscale luxury gaming properties located on or near the Las Vegas Strip, and additional gaming properties located in other areas of Las Vegas. Many of the competing properties, such as Aria, Bellagio, Encore Las Vegas, Mandalay Bay, The Palazzo Las Vegas, The Venetian and Wynn Las Vegas, have themes and/or attractions which draw a significant number of visitors and directly compete with our operations. Some of these facilities are operated by companies that have more than one operating facility and may have greater name recognition and financial and marketing resources than we do and market to the same target demographic group. Furthermore, additional hotel casinos containing a significant number of hotel rooms may open in Las Vegas within the coming years. Also, visitor volume in Las Vegas has declined since 2007, resulting in lower casino and gaming volumes and reduced hotel occupancy rates. There can be no assurance the Las Vegas market will be able to attract as many visitors as it has in prior periods or hotel casino resorts will continue to be popular, and a continued decline or leveling off of the growth or popularity of such facilities, would adversely affect our financial condition and results of operations.

To a lesser extent, we will also face competition from hotels and hotel casinos that may be established in jurisdictions other than Las Vegas. Our integrated resort will compete with hotel casinos in the Mesquite, Laughlin, Reno and Lake Tahoe areas of Nevada, and in a growing number of other jurisdictions in which gaming is now permitted. The Cosmopolitan will also compete with state-sponsored lotteries, on-and off-track wagering, card parlors, riverboat and Native American gaming ventures, and other forms of legalized gaming in the United States, as well as with gaming on cruise ships, Internet gaming ventures and international gaming operations. See “Risk Factors—Risks Related to Our Business—We face intense competition which could impact our operations and adversely affect our business and results of operations.”

EMPLOYEES

As of February 28, 2010, we had 158 employees. Upon the opening and commencement of operations at The Cosmopolitan, we expect to have approximately 3,580 employees. None of our employees are currently members of unions; however, pursuant to the terms of an existing neutrality agreement, we would anticipate that certain of our employees may elect union representation. We may from time to time be approached by other unions to organize future employees and cannot assure that one or more unions will not approach our employees directly.

NEVADA GAMING REGULATION AND LICENSING

Introduction

The gaming industry is highly regulated. Gaming registrations, licenses and approvals, once obtained, can be suspended or revoked for a variety of reasons. We cannot assure you that we will obtain all required registrations, licenses and approvals on a timely basis or at all, or that, once obtained, the registrations, findings of suitability, licenses and approvals will not be suspended, conditioned, limited or revoked. The ownership and operation of casino gaming facilities in the State of Nevada are subject to the Nevada Gaming Control Act and the regulations made under such Act, as well as to various local ordinances. The Cosmopolitan is subject to the licensing and regulatory control of the Nevada Gaming Authorities.

Owner and Operator Licensing Requirements

In order for the Company to become the owner and operator of the gaming-related activities at The Cosmopolitan, it is required to apply for approval from, and be licensed by, the Nevada Gaming Authorities as a nonrestricted licensee. If the Company is issued gaming licenses, it will have to pay periodic fees and taxes. The gaming licenses will not be transferable. The Company is in the process of filing all necessary applications with the Nevada Gaming Authorities. We cannot assure you that the Company will be able to obtain all approvals and licenses from the Nevada Gaming Authorities on a timely basis or at all.

Company Registration Requirements

For purposes of the Nevada Gaming Control Act, and in order to for the Company to be licensed to own and operate the gaming-related activities at The Cosmopolitan, we are registering with the Nevada Commission as a “publicly traded corporation,” or registered company. Further, the individual Voteco Members are required to apply to, and be found suitable by, the Nevada Commission to own our voting securities. We cannot assure you that each of the Voteco Members will be able to obtain all approvals and licenses from the Nevada Gaming Commission prior to the opening of The Cosmopolitan.

Once we have been registered by the Nevada Commission, we will be required to submit detailed financial and operating reports to the Nevada Commission and provide any other information that the Nevada Commission may require. Substantially all of our material loans, leases, sales of securities and similar financing transactions must be reported to, or approved by, the Nevada Commission.

Individual Licensing Requirements

No person may become a stockholder of, or receive any percentage of the profits of, a registered intermediary company or company licensee without first obtaining licenses and approvals from the Nevada Gaming Authorities. The Nevada Gaming Authorities may investigate any individual who has a material relationship to or material involvement with us to determine whether the individual is suitable or should be licensed as a business associate of a gaming licensee. We, the Members of our Board, the individual Voteco Members and certain of our key executives are required to file applications with the Nevada Gaming Authorities and may be required to be licensed or found suitable by the Nevada Gaming Authorities. The Nevada Gaming Authorities may deny an application for licensing for any cause. A finding of suitability is comparable to licensing, and both require submission of detailed personal and financial information followed by a thorough investigation. An applicant for licensing or an applicant for a finding of suitability must pay or must cause to be paid all the costs of the investigation. Changes in licensed positions must be reported to the Nevada Gaming Authorities and, in addition to their authority to deny an application for a finding of suitability or licensing, the Nevada Gaming Authorities have the jurisdiction to disapprove a change in a corporate position.

If the Nevada Gaming Authorities were to find an officer, director or key employee unsuitable for licensing or unsuitable to continue having a relationship with us, we would have to sever all relationships with that person. In addition, the Nevada Commission may require us to terminate the employment of any person who refuses to file appropriate applications. Determinations of suitability or questions pertaining to licensing are not subject to judicial review in Nevada.

Consequences of Violating Gaming Laws

If the Nevada Commission determines that we have violated the Nevada Gaming Control Act or any of its regulations, it could limit, condition, suspend or revoke our applications, or registrations and gaming license, once obtained. In addition, we and the persons involved could be subject to substantial fines for each separate violation of the Nevada Gaming Control Act, or of the regulations of the Nevada Commission, at the discretion of the Nevada Commission. Further, the Nevada Commission could appoint a supervisor to operate the gaming-related activities at The Cosmopolitan, and under specified circumstances, earnings generated during the supervisor’s appointment (except for the reasonable rental value of the premises) could be forfeited to the State of Nevada. Limitation, conditioning or suspension of any gaming licenses we may obtain and the appointment of a supervisor could, and revocation of any such gaming license would, have a significant negative effect on our gaming operations.

Requirements for Voting Security Holders

Regardless of the number of shares or other interests held, any beneficial holder of the voting or non-voting securities of a registered company may be required to file an application, be investigated and have that person’s suitability as a beneficial holder of voting or non-voting securities determined if the Nevada Commission has reason to believe that the ownership would otherwise be inconsistent with the declared policies of the State of Nevada. If the beneficial holder of such securities who must be found suitable is a corporation, partnership, limited partnership, limited liability company or trust, it must submit detailed business and financial information including a list of its beneficial owners. The applicant must pay all costs of the investigation incurred by the Nevada Gaming Authorities in conducting any investigation.

The Nevada Act requires any person who acquires more than 5% of the voting securities of a registered company to report the acquisition to the Nevada Commission. The Nevada Act requires beneficial owners of more than 10% of a registered company’s voting securities to apply to the Nevada Commission for a finding of suitability within 30 days after the Chairman of the Nevada Board mails the written notice requiring such filing. However, an “institutional investor,” as defined in the Nevada Act, which beneficially owns more than 10%, but not more than 11%, of the registered company’s voting securities as a result of a stock repurchase by the registered company may not be required to file such an application. Further, an institutional investor which acquires more than 10% but not more than 25% of a registered company’s voting securities may apply to the Nevada Commission for a waiver of a finding of suitability if the institutional investor holds the voting securities for investment purposes only. An institutional investor that has obtained a waiver may own more than 25% but not more than 29% of the voting securities of a registered company and maintain the waiver where the additional ownership results from a stock repurchase by the registered company. An institutional investor will not be deemed to hold voting securities for investment purposes unless the voting securities were acquired and are held in the ordinary course of business as an institutional investor and not for the purpose of causing, directly or indirectly, the election of a majority of the members of the board at directors of the registered company, a change in the corporate charter, bylaws, management, policies or operations of the registered company, or any of its gaming affiliates, or any other action which the Nevada Commission finds to be inconsistent with holding the registered company’s voting securities for investment purposes only. Activities which are not deemed to be inconsistent with holding voting securities for investment purposes only include:

•	voting on all matters voted on by stockholders or interest holders;

•	making financial and other inquiries of management of the type normally made by securities analysts for informational purposes and not to cause a change in its management, policies or operations; and

•	other activities that the Nevada Commission may determine to be consistent with such investment intent.

Consequences of Being Found Unsuitable

Any person who fails or refuses to apply for a finding of suitability or a license within 30 days after being ordered to do so by the Nevada Commission or by the Chairman of the Nevada Board, or who refuses or fails to pay the investigative costs incurred by the Nevada Gaming Authorities in connection with the investigation of its application, may be found unsuitable. The same restrictions apply to a record owner if the record owner, after request, fails to identify the beneficial owner. Any person found unsuitable and who holds, directly or indirectly, any beneficial ownership of any voting security or debt security of a registered company beyond the period of time as may be prescribed by the Nevada Commission may be guilty of a criminal offense. We will be subject to disciplinary action if, after we receive notice that a person is unsuitable to hold an equity interest or to have any other relationship with, we:

•	pay that person any dividend or interest upon any voting securities;

•	allow that person to exercise, directly or indirectly, any voting right held by that person relating to our Company;

•	pay remuneration in any form to that person for services rendered or otherwise; or

•

fail to pursue all lawful efforts to require the unsuitable person to relinquish such person’s voting securities including, if necessary, the immediate purchase of the voting securities for cash at fair market value.

Approval of Public Offerings

A registered company may not make a public offering of its securities without the prior approval of the Nevada Commission if it intends to use the proceeds from the offering to construct, acquire or finance gaming facilities in Nevada, or to retire or extend obligations incurred for those purposes or for similar transactions. Once we become a public company, any approval that we might receive in the future relating to future offerings will not constitute a finding, recommendation or approval by any of the Nevada Board or the Nevada Commission as to the accuracy or adequacy of the offering memorandum or the investment merits of the securities. Any representation to the contrary is unlawful.

The regulations of the Nevada Commission also provide that any entity which is not an “affiliated company,” as that term is defined in the Nevada Act, or which is not otherwise subject to the provisions of the Nevada Act or regulations, such as our Company, that plans to make a public offering of securities intending to use such securities, or the proceeds from the sale thereof, for the construction or operation of gaming facilities in Nevada, or to retire or extend obligations incurred for such purposes, may apply to the Nevada Commission for prior approval of such offering. The Nevada Commission may find an applicant unsuitable based solely on the fact that it did not submit such an application, unless upon a written request for a ruling, referred to as a Ruling Request, the Nevada Board Chairman has ruled that it is not necessary to submit an application.

Approval of Changes in Control

Once we become a registered company, we must obtain prior approval of the Nevada Commission with respect to a change in control through:

•	merger;

•	consolidation;

•	stock or asset acquisitions;

•	management or consulting agreements; or

•	any act or conduct by a person by which the person obtains control of us.

Entities seeking to acquire control of a registered company must satisfy the Nevada Board and Nevada Commission with respect to a variety of stringent standards before assuming control of the registered company. The Nevada Commission may also require controlling stockholders, officers, directors and other persons having a material relationship or involvement with the entity proposing to acquire control to be investigated and licensed as part of the approval process relating to the transaction.

Approval of Defensive Tactics

The Nevada legislature has declared that some corporate acquisitions opposed by management, repurchases of voting securities and corporate defense tactics affecting Nevada gaming licenses or affecting registered companies that are affiliated with the operations permitted by Nevada gaming licenses may be harmful to stable and productive corporate gaming. The Nevada Commission has established a regulatory scheme to reduce the potentially adverse effects of these business practices upon Nevada’s gaming industry and to further Nevada’s policy to:

•	assure the financial stability of corporate gaming operators and their affiliates;

•	preserve the beneficial aspects of conducting business in the corporate form; and

•	promote a neutral environment for the orderly governance of corporate affairs.

Once we become a registered company, approvals may be required from the Nevada Commission before we can make exceptional repurchases of voting securities above their current market price and before a corporate acquisition opposed by management can be consummated. The Nevada Act also requires prior approval of a plan of recapitalization proposed by a registered company’s board of directors in response to a tender offer made directly to its stockholders for the purpose of acquiring control.

Fees and Taxes

License fees and taxes, computed in various ways depending on the type of gaming or activity involved, are payable to the State of Nevada and to the counties and cities in which the licensed subsidiaries respective operations are conducted. Depending upon the particular fee or tax involved, these fees and taxes are payable monthly, quarterly or annually and are based upon:

•	a percentage of the gross gaming revenue received;

•	the number of gaming devices operated; or

•	the number of table games operated.

A live entertainment tax is also payable when entertainment is provided in connection with admission fees, the selling or serving of food or refreshments, or the selling of merchandise.

Foreign Gaming Investigations

Any person who is licensed, required to be licensed, registered, required to be registered, or is under common control with those persons (collectively, “licensees”), and who proposes to become involved in a gaming venture outside of Nevada, is required to deposit with the Nevada Board, and thereafter maintain, a revolving fund in the amount of $10,000 to pay the expenses of investigation of the Nevada Board of the licensee’s or registrant’s participation in such foreign gaming. The revolving fund is subject to increase or decrease at the discretion of the Nevada Commission. Licensees and registrants are required to comply with the reporting requirements imposed by the Nevada Act. A licensee or registrant is also subject to disciplinary action by the Nevada Commission if it:

•	knowingly violates any laws of the foreign jurisdiction pertaining to the foreign gaming operation;

•	fails to conduct the foreign gaming operation in accordance with the standards of honesty and integrity required of Nevada gaming operations;

•

engages in any activity or enters into any association that is unsuitable because it poses an unreasonable threat to the control of gaming in Nevada, reflects or tends to reflect, discredit or disrepute upon the State of Nevada or gaming in Nevada, or is contrary to the gaming policies of Nevada;

•	engages in activities or enters into associations that are harmful to the State of Nevada or its ability to collect gaming taxes and fees; or

•	employs, contracts with or associates with a person in the foreign operation who has been denied a license or finding of suitability in Nevada on the ground of unsuitability.

License for Conduct of Gaming and Sale of Alcoholic Beverages

The conduct of gaming activities and the service and sale of alcoholic beverages at The Cosmopolitan are subject to licensing, control and regulation by the Clark County Board. In addition to approving the licensee, the Clark County Board has the authority to approve all persons owning or controlling the stock of any business entity controlling a gaming or liquor license. All licenses are revocable and are not transferable. The Clark County Board has full power to limit, condition, suspend or revoke any license. Any disciplinary action could, and revocation would, have a substantial negative impact upon the operations of The Cosmopolitan.

AGREEMENTS GOVERNING THE OPERATION OF THE COSMOPOLITAN

Amended and Restated Limited Liability Company Agreement

Our Amended and Restated Limited Liability Company Agreement governs our relationship with our members.

Classes of Membership Interests. We have two classes of membership interests: Class A Membership Interests and Class B Membership Interests. Holders of Class A Membership Interests are entitled to vote on any matter to be voted upon by our members. Holders of Class B Membership Interests have all the economic interests in the Company and except as provided by law, do not have any right to vote. Prior to the Company being licensed to operate the gaming-related activities at The Cosmopolitan, the Class A Membership Interests will be held by Nevada Mezz. Immediately prior to the Nevada Commission licensing the operation of the gaming-related activities at The Cosmopolitan and the Nevada Gaming Authorities licensing or finding suitable the individual Voteco Members, the Class A Membership Interests will be transferred by Nevada Mezz to Nevada Voteco and Nevada Mezz will continue to hold the Class B Membership Interests. Accordingly, Nevada Mezz currently holds 100% of our Class A Membership Interests and 100% of our Class B Membership Interests.

Additional Capital Contributions. The Amended and Restated Limited Liability Company Agreement provides that no member will be required to make any contribution to the Company’s capital. The board of the Company (the “Board”) may determine from time to time that additional capital is necessary or appropriate to enable the Company to conduct its activities and may seek additional capital contributions from the holders of Class B Membership Interests on such terms as the Board may propose in its sole discretion.

Allocations and Distributions. The Amended and Restated Limited Liability Company Agreement provides that the Company’s net profits or net losses shall be determined on an annual basis in accordance with the manner determined by the Board. All profits and losses shall be allocated entirely to the holders of Class B Membership Interests. Subject to compliance with applicable law, the Amended and Restated Limited Liability Company Agreement provides that the Company shall make distributions of available cash net of reasonable reserves quarterly, or in the sole discretion of the Board, more frequently, to the extent available. Any such distributions and all distributions in liquidation of the Company shall be made entirely to the holders of Class B Membership Interests. Holders of Class A Membership Interests shall not be allocated any profits or losses or be entitled to receive any distributions of the Company.

Board. We are managed by our Board. Under the Amended and Restated Limited Liability Company Agreement, holders of a majority of the then outstanding Class A Membership Interest, which initially shall be Nevada Mezz, shall have the sole power to designate and remove members of the Board (the “Members of the Board”). The Board shall have decision making authority in the management of the Company’s business. The current Members of the Board are Jeff Baer, Jeffrey Burge, Stuart Clarke, Thomas Fiato, Donna Milrod and John Unwin.

Officers. The Board may appoint or remove officers of the Company from time to time. The officers serve at the pleasure of the Board. All appointments of officers shall be subject to the Nevada Act, and if any officer is found to be unsuitable pursuant the Nevada Act, such officer shall be automatically removed from such position.

Restrictions on Transfer. Under the Amended and Restated Limited Liability Company Agreement, members are prohibited from transferring any Membership Interests except in accordance with the Transfer Restriction Agreement.

Dissolution. We may be dissolved upon the decision of a majority of our Board and upon decree of judicial dissolution under the applicable law. In the event of dissolution, the cash proceeds from the liquidation will be distributed in accordance with the Amended and Restated Limited Liability Company Agreement.

Operating Agreement of Nevada Voteco LLC

The Operating Agreement of Nevada Voteco will be an agreement, by and among the Voteco Members. The current Voteco Members are Jeff Baer, Stuart Clarke, Thomas Fiato and Donna Milrod.

The Operating Agreement will provide that, to the fullest extent permitted by law, no Voteco Member shall have any liability for obligations or liabilities of Nevada Voteco. Voteco Members may vote, approve a matter or take any action by vote of Voteco Members at a meeting, in person or by proxy, or without a meeting by written consent. The Operating Agreement will provide that the business and affairs of Nevada Voteco shall be managed by the managers of Nevada Voteco (the “Voteco Managers”). The powers of Nevada Voteco shall be exercised by or under the authority of, and the business and affairs of Voteco shall be managed under the direction of, all of the Voteco Managers and all of the Voteco Managers may make all decisions and take all actions for and on behalf of Nevada Voteco. All such decisions and actions for and on behalf of Nevada Voteco must be approved by the Voteco Members holding a majority in interest. Any decisions or actions for or on behalf of Nevada Voteco that are effected without such approval shall be deemed null and void.

Subject to applicable gaming laws, in the event that any Voteco Member shall be unwilling or unable to serve as a Voteco Manager, he or she shall be succeeded by such person or persons as shall be elected by a majority interest. A Voteco Manager may be removed by a majority in interest only in the event that the Voteco Manager is no longer a Voteco Member or a withdrawal event has occurred with respect to such person as set forth in the Operating Agreement. No Voteco Member may transfer all or any part of such Voteco Member’s interest in Nevada Voteco without the prior written consent of the Voteco Managers and only in accordance with the terms of the Transfer Restriction Agreement. In the event of the death of any Voteco Member, the interests in Nevada Voteco held by such Voteco Member shall not transfer to the heirs or become part of the estate thereof, but shall immediately become subject to a 30-day option to purchase in favor of the Voteco Managers at a price equal to the price paid by such Voteco Member. Subject to applicable gaming laws, no assignee of all or any part of an interest of a Voteco Member in Nevada Voteco shall be admitted to Nevada Voteco as an additional member unless and until (a) the Voteco Managers shall have consented in writing to such admission (the granting or denial of which shall be in the Voteco Managers’ sole discretion), (b) the assignee has executed a counterpart of the Operating Agreement and such other instruments as the other Voteco Members may reasonably deem necessary or appropriate to confirm the undertaking of the assignee to be bound by all the terms and provisions of the Operating Agreement and (c) the assignee has paid any expenses incurred by Nevada Voteco in connection with such assignment. Notwithstanding anything to the contrary expressed or implied in the Operating Agreement, the transfer of any interest in the Company is ineffective unless approved in advance by the applicable gaming authorities.

Nevada Voteco shall indemnify any person made, or threatened to be made, a party to any action, suit or proceeding by reason of the fact that he, his testator or intestate, is or was a Voteco Manager, Voteco Member, organizer or officer of Nevada Voteco or of any other company which he or she served as such at the request of Nevada Voteco, against all reasonable expenses, including attorneys’ fees, actually or necessarily incurred by him in connection with the defense of such action, suit or proceeding, or in connection with any appeal therein, and including the cost of court approved settlements, to the fullest extent and in the manner set forth in and permitted by the Delaware Limited Liability Company Act and any other applicable law, as from time to time in effect.

For as long as Nevada Voteco remains subject to regulations under gaming laws, ownership of Nevada Voteco shall be held subject to the applicable provisions of the applicable gaming laws. Voteco Managers will have the power and authority to provide that all certificates issued to represent or evidence a Voteco Member’s interest shall bear legends, including, without limitation, any legends as the Voteco Managers deem appropriate to assure that Nevada Voteco complies with applicable gaming laws and does not become liable for violations of federal or state securities laws or other applicable law.

Transfer Restriction Agreement

The Transfer Restriction Agreement will be an agreement by and among Jeff Baer, Stuart Clarke, Thomas Fiato and Donna Milrod, Nevada Voteco and Nevada Mezz, setting forth certain rights and restrictions relating to the membership interests of the Company. The Transfer Restriction Agreement shall provide that Nevada Voteco agrees not to transfer ownership of any equity interests in the Company, except that if Nevada Mezz proposes to transfer any of its non-voting interests in the Company to an approved purchaser, then Nevada Mezz shall have an option to purchase from Nevada Voteco a corresponding number of Class A Membership Interests in the Company. Each Voteco Member shall also agree not to transfer any of the Nevada Voteco equity interests owned by such Voteco Member except pursuant to the Voteco Operating Agreement or as approved by Nevada Mezz.

Letter Agreement

The Letter Agreement, by and among Deutsche Bank and the Voteco Members, shall provide that Deutsche Bank will not take any action to influence the Voteco Members in the exercise of their management or voting rights in respect of the gaming-related activities at The Cosmopolitan, and authorizes the Voteco Members to exercise such rights independently of Deutsche Bank.

Restaurant/Nightclub Management Agreements

We have and will be entering into management agreements with each third party restaurant operator and a nightclub operator that will be managing and operating their respective establishments at The Cosmopolitan. Each of the management agreements contains or will contain customary terms and conditions governing the rights and obligations between the third party operators and the Company.

Retail Lease Agreements

We will be entering into retail lease agreements with each third party retail operator that will be managing and operating their respective retail businesses at The Cosmopolitan. Each of the retail lease agreements will contain customary terms and conditions governing the rights and obligations between the third party retail operator and the Company.

Item 1A	Risk Factors

Set forth below are risks and uncertainties that we believe are material to the Company. You should consider carefully the following risks and uncertainties, together with the other information contained in and incorporated by reference in this Registration Statement, and the descriptions included in our consolidated financial statements and accompanying notes.

Risks Related to Our Business

The recent downturn in the U.S. economy, the volatility and disruption of the capital and credit markets and adverse changes in the global economy could negatively impact our financial performance.

Due to a number of factors affecting consumers, including a slowdown in global economies, contracting credit markets and reduced consumer spending, the outlook for the gaming, travel, and entertainment industries remains highly uncertain in 2010. Auto traffic into Las Vegas and air travel to McCarran International airport has declined since 2007, resulting in lower casino volumes and reduced hotel occupancy rates. These factors have and could continue to result in fewer customers visiting, or customers spending less, in Las Vegas, as compared to prior periods. Gaming and other leisure activities represent discretionary expenditures and participation in such activities tends to decline during economic downturns, during which consumers generally have less disposable income. Furthermore, during periods of economic contraction such as the current period, revenues may decrease while some of our costs remain fixed or even increase, resulting in decreased earnings. There can be no assurances that government responses to the disruptions in the financial and credit markets will restore consumer confidence. As a result, customer demand for the luxury amenities and leisure activities that we will offer may continue to be depressed or continue to decline for an extended period. The recent severe economic downturn and adverse conditions in the local, regional, national and global markets may negatively affect our operations in the future.

Our business depends on one key market and has a limited base of operations, and accordingly, we could be disproportionately harmed by an economic downturn in this market or a disaster that reduced the willingness or ability of our customers to travel to Las Vegas.

All of our revenues in the future will be generated from a single source, The Cosmopolitan. As a result, the profitability of our operations is linked to local economic conditions in Las Vegas, surrounding areas of Nevada and, indirectly, Southern California, where many of the hotel casino’s targeted customers reside. A continued decline in the local economies of Nevada or Southern California could negatively impact our business and the results of our operations. Examples of events which may impact our results of operations include, increased unemployment in Nevada and California, rising fuel prices in California or a decline in air passenger traffic due to higher ticket prices, reduced flights by airline operators or fears associated with air travel. Furthermore, due to our single location, we are subject to greater risks than a more diversified hotel and casino resort operator, including natural and other disasters and changes in local and state governmental laws and regulations. The combination of the single location and the significant investment associated with the development of the Property, may cause our operating results to fluctuate significantly and may adversely affect our business.

We face intense competition which could impact our operations and adversely affect our business and results of operations.

We will compete mainly in the Las Vegas hotel, resort and casino industry. Specifically, our integrated resort will compete with other high-quality Las Vegas resorts, especially those located on the Las Vegas Strip. Currently, various upscale, luxury and mid-priced gaming properties are located on or near the Las Vegas Strip. Upscale, luxury and mid-priced gaming properties are also located in the downtown Las Vegas area and additional gaming properties are located in other areas of Las Vegas. Many of the competing properties have themes and attractions which draw a significant number of visitors and will directly compete with our operations. Some of these properties are operated by subsidiaries or divisions of large public companies that may have greater name recognition and financial and marketing resources than we do and market to the same demographic group which we plan to target.

Additional hotel casinos containing a significant number of rooms may open, renovate or expand in Las Vegas over the next several years, which could also significantly increase competition. We believe that competition in the Las Vegas hotel, resort and casino industry is based on certain property-specific factors, including overall quality of service, types of amenities available to guests, price, location, entertainment attractions, theme and size. Our ability to generate and maintain the appropriate level of market awareness and penetration in relation to these property-specific factors could adversely affect our ability to compete effectively and could potentially impact our business and results of operations.

To a lesser extent, we will also compete with resort, hotels and casinos in other parts of Nevada, Atlantic City, New Jersey and other gambling destinations located elsewhere in the United States. We will also compete with other types of gaming operations such as state-sponsored lotteries, on and off-track wagering, card parlors, riverboat gaming ventures, and other forms of legalized gaming in the United States, as well as with gaming on cruise ships, Internet gaming ventures and international gaming operations. Continued legalization and proliferation of gaming activities could significantly and adversely affect our business and results of operations.

Another area of competition is legalized gaming from casinos located on Native American tribal lands. Native American tribes in California are permitted to operate casinos with video slot machines, black jack and house-banked card games. The governor of California has entered into compacts with numerous tribes in California and has announced the execution of a number of compacts with no limits on the number of gaming machines (which had been limited under the prior compacts). The federal government has approved numerous compacts in California and casino-style gaming is now legal on those tribal lands. While the competitive impact on our operations in Las Vegas from the continued growth of Native American gaming establishments in California remains uncertain, the proliferation of gaming in California and other areas located near The Cosmopolitan could have an adverse effect on the Company’s business and results of operations.

In addition, certain states have legalized, and others may legalize, casino gaming in specific areas, including metropolitan areas from which we traditionally attract customers, such as New York, Philadelphia, Los Angeles, San Francisco and Boston. Additionally, the current global trend toward liberalization of gaming restrictions and resulting proliferation of gaming venues, including those in Macau and Singapore, could also result in a decrease in the number of visitors to The Cosmopolitan by attracting international customers closer to home and away from Las Vegas, which could adversely affect our business and results of operations.

The Las Vegas hotel, resort and casino industry is capital intensive; financing construction and future capital improvements could reduce our cash flow and adversely affect our financial performance.

We expect to open The Cosmopolitan in December 2010. We may not be able to complete construction of the Property on time or within budget. Our inability to complete construction on time or within budget may adversely affect our operating results and financial performance.

Nevertheless, our integrated resort will have an ongoing need for renovations and other capital improvements to remain competitive, including replacement, from time to time, of furniture, fixtures and equipment. We will also need to make capital expenditures to comply with applicable laws and regulations. Renovations and other capital improvements of hotel casinos require significant capital expenditures. In addition, renovations and capital improvements of hotel casinos usually generate little or no cash flow until the project’s completion. We may not be able to fund such projects solely from cash provided from our operating activities. Consequently, we will rely upon the availability of debt or equity capital to fund renovations and capital improvements and our ability to carry them out will be limited if we cannot obtain satisfactory debt or equity financing, which will depend on, among other things, market conditions. No assurances can be made that we will be able to obtain additional equity or debt financing or that we will be able to obtain such financing on favorable terms.

Renovations and other capital improvements, including the current construction of our Property, may give rise to the following additional risks, among others:

•	construction cost overruns and delays;

•	temporary closures of all or a portion of the integrated resort to customers;

•	uncertainties as to market demand or a loss of market demand after capital improvements have begun or are completed;

•	disruption in service and room availability causing reduced demand, occupancy and rates;

•	disruption in gaming operations; and

•	possible environmental risks and problems.

As a result, the current construction of our Property and any other future capital improvement projects may increase our expenses and reduce our cash flows and our revenues. If capital expenditures exceed our expectations, this excess would have an adverse effect on our available cash.

Our business model involves high fixed costs, including property taxes and insurance costs, which we may be unable to adjust in a timely manner in response to a reduction in our revenues.

The costs associated with owning and operating hotel casinos are significant, some of which may not be altered in a timely manner in response to changes in demand for services, and failure to adjust our expenses may adversely affect our business and results of operations. Property taxes and insurance costs are a significant part of our operating expenses. Our real property taxes may increase as property tax rates change and as the values of properties are assessed and reassessed by tax authorities. Our real estate taxes do not depend on our revenues, and generally we could not reduce them other than by disposing of our real estate assets.

Insurance premiums for the Las Vegas hotel, resort and casino industry have not changed significantly in recent years. However, an escalation in rates resulting from events beyond our control may increase insurance costs resulting in our inability to obtain adequate insurance at acceptable premium rates. A continuation of this trend would appreciably increase the operating expenses of our integrated resort. If we do not obtain adequate insurance, to the extent that any of the events not covered by an insurance policy materialize, our financial condition may be materially adversely affected.

In the future, our Property may be subject to increases in real estate and other tax rates, utility costs, certain operating expenses, and insurance costs, which could reduce our cash flow and adversely affect our financial performance. If our revenues decline and we are unable to reduce our expenses in a timely manner, our business and results of operations could be adversely affected.

Our success will depend on the value of our name, image and brand. If demand for, or the value of, our name, image or brand diminishes, our business and results of operations would be adversely affected.

Our success will depend on our ability to shape and stimulate consumer demands by maintaining our name, image and brand. We may not be successful in this regard and we may not be able to anticipate and react to changing consumer tastes and demands in a timely manner.

Furthermore, a high media profile is an integral part of our ability to shape and stimulate demand for our integrated resort with our target customers. A key aspect of our marketing strategy is to focus on attracting media coverage. If we fail to attract that media coverage, we may need to substantially increase our advertising and marketing costs, which would adversely affect our business and results of operations. In addition, other types of marketing tools, such as traditional advertising and marketing, may not be successful in attracting our target customers.

Our business would be adversely affected if our public image or reputation were to be diminished. Our brand names and trademarks are integral to our marketing efforts. If the value of our name, image or brands were diminished, our business and operations would be adversely affected. In December 2009, we entered into a co-existence agreement with Hearst Communications, Inc., which resulted in a settlement and dismissal of all trademark infringement claims that were the subject of an ongoing lawsuit between us and Hearst Communications, Inc. The co-existence agreement provides that we may utilize the “Cosmopolitan” name and marks within certain defined parameters. We may also be subject to litigation if we use our brand name and trademarks in a way that results in a breach of such defined parameters pursuant to the terms of the co-existence agreement.

We have substantial debt, and we may incur additional indebtedness, which may negatively affect our business and financial results.

We have substantial debt service obligations. As of December 31, 2009, our total debt was approximately $2.0 billion. Our indebtedness and the covenants applicable to our indebtedness are described under “Financial Information—Liquidity and Capital Resources.”

Our substantial debt may negatively affect our business and operations in several ways, including:

•

requiring us to use a substantial portion of our funds from operations to make required payments on debt, which will reduce funds available for operations and capital expenditures, future business opportunities and other purposes;

•	making us more vulnerable to economic and industry downturns and reducing our flexibility in responding to changing business and economic conditions;

•	limiting the Company’s flexibility in planning for, or reacting to, changes in the business and the industry in which the Company operates;

•	placing the Company at a competitive disadvantage compared to its competitors that have less debt;

•	limiting our ability to borrow more money for operations over and above the current committed credit facility;

•	limiting our ability to borrow more money for capital or to finance acquisitions in the future; and

•	requiring us to dispose of portions of the integrated resort in order to make required debt payments.

Our working capital and liquidity reserves may not be adequate to cover all of our cash needs and we may have to obtain additional debt financing. Sufficient financing may not be available or, if available, may not be available on terms acceptable to us. Additional borrowings for working capital purposes or needed renovations or capital improvements will increase our interest expense, and, therefore, may harm our business and results of operations.

If we increase our leverage, the resulting increase in debt service could adversely affect our ability to make payments on our indebtedness and harm our business and results of operations. Our primary source of liquidity is a $3.9 billion credit facility with Deutsche Bank AG Cayman Island Branch, $2.0 billion of which was outstanding as of December 31, 2009. The preferential loan interest rates we currently benefit from under the credit facility is because we are an indirect wholly-owned subsidiary of Deutsche Bank. We will continue to benefit from this relationship with Deutsche Bank upon the opening of The Cosmopolitan. However, upon change of control through the sale or other transfer of the Property, we will have to pay interest at market rates, which could have a material adverse effect on our business, financial condition, results of operations and ability to make payments on our indebtedness. Deutsche Bank may or may not participate in the financing of the Company after a change of control.

We anticipate that we will refinance our indebtedness from time to time to repay our debt, and our inability to refinance on favorable terms, or at all, could harm our business and operations.

We believe that our internally generated cash flow may be inadequate to repay our indebtedness prior to maturity; therefore, we expect that we may be required to repay debt from time to time through refinancing of our indebtedness and/or offerings of equity or debt. The amount of our existing indebtedness may harm our ability to repay our debt through refinancing. If we are unable to refinance our indebtedness on acceptable terms, or at all, we might be forced to sell portions of our property on disadvantageous terms, which might result in losses to us. If prevailing interest rates or other factors at the time of any refinancing result in higher interest rates on any refinancing, our interest expense would increase, which would harm our business and results of operations.

Our management has limited experience managing a public company.

Our management team has limited experience managing a public company. We will need to develop control systems and procedures adequate to support a public company and this transition could place a significant strain on our management systems, infrastructure, overhead and other resources.

We have no history in gaming-related operations and our current executive officers have limited experience in the gaming industry.

Our Company has no history in the casino business or gaming-related operations and our current executive officers have limited experience in the gaming industry. There are significant risks and costs inherent in our efforts to undertake entering into gaming operations at The Cosmopolitan. These include the risk that our business may not be profitable. We will be required to devote a great deal of capital, management time and other resources to enter into the gaming business initially, as well as managing the operations at The Cosmopolitan. Because our executive officers have limited experience and training in the gaming industry, we may not have sufficient expertise to make informed best practice decisions regarding gaming-related operations. We may incur financial burdens that a more experienced gaming management team would not.

Entering into the gaming industry may require substantial changes, including acquisition costs, capital development expenditures, adding management and employees who possess the skills we believe we will need to operate a gaming business. Moreover, entering into the gaming industry will require an investment in personnel and assets and the assumption of risks that may be greater than we have previously assumed.

We may experience material difficulties or failures that could delay the opening of The Cosmopolitan.

The opening and operation of The Cosmopolitan will be contingent upon our receipt from, and maintenance with, the State of Nevada and Clark County of a number of regulatory licenses, permits, approvals, registrations, findings of suitability, orders and authorizations, including gaming and liquor licenses, construction activity licenses, various business licenses and permits, and a Temporary Certificate of Occupancy. We expect that The Cosmopolitan will open and commence operations in December 2010. We may also experience delays in the completion of the construction of the Property, as well as delays in the delivery of necessary supplies and materials needed for The Cosmopolitan to be completed and begin operations as planned. Failure to obtain or maintain the necessary approvals, supplies and materials could prevent or delay the completion or opening of all or part of our integrated resort or otherwise affect the design and features of The Cosmopolitan. The Property is still a construction project that has not been completed. The laws, regulations and ordinances requiring gaming licenses, permits and other approvals generally relate to the responsibility, financial stability and character of the owners and managers of gaming operations, as well as persons financially interested or involved in gaming operations. Moreover, the scope of the approvals required for opening and operating an integrated resort and casino is extensive. We do not currently hold any state and local licenses and related approvals necessary to conduct gaming operations in Nevada and we cannot be certain that we will obtain all required approvals and licenses on a timely basis. Failure to obtain the required gaming approvals and licenses, construction licenses, including a Temporary Certificate of Occupancy could significantly delay the proposed opening of The Cosmopolitan.

We may be exposed to unfavorable outcomes arising from ongoing litigation concerning the purchase and sale of condominium-hotel units at The Cosmopolitan, which may adversely affect our results of operations, financial condition and cash flows.

During the period of 2005 to 2007, the Previous Owner and CSB entered into binding purchase and sale contracts for the purchase and sale of 1,821 condominium-hotel units during the development and construction stage of the Property. These purchase contracts were acquired by the Company in connection with the acquisition of the Property at the foreclosure sale on September 3, 2008. Beginning in late 2008, certain purchasers, both individually and as part of several large-scale class actions, filed legal actions against us and certain of our affiliates to rescind the purchase contracts and receive a return of their earnest money deposits. The purchasers claimed, among other things, that the opening of The Cosmopolitan had been unreasonably delayed, which was alleged to be a breach by us of the purchase contracts.

Based upon macroeconomic conditions in the real estate market, and clear feedback from the vast majority of purchasers that they did not intend to perform under the terms of their purchase contracts, the Company engaged in settlement negotiations with purchasers’ class counsel in order to gain certainty regarding certain components of the Property.

On December 14, 2009, we finalized a settlement in one of the class action lawsuits with 1,050 purchasers of condominium-hotel units in the West Tower of the Property. 267 West Tower purchasers elected to opt-out of, and not participate in the settlement, thus preserving their legal and contractual rights. On February 23, 2010, we reached a tentative settlement agreement with class counsel to settle all claims with the purchasers of condominium-hotel units in the East Tower of the Property. On April 6, 2010, the District Court of Clark County, Nevada entered a final order approving a class action settlement between the Company and a settlement class comprised of 427 unit purchasers in the East Tower of the Property. 63 East Tower purchasers elected to opt-out of, and not participate in the settlement, thus preserving their legal and contractual rights. Moreover, we continue to be involved in various other arbitrations and legal actions brought by certain of the purchasers that have not settled and released their claims, seeking a return of their deposits.

The pending and threatened legal disputes over the purchase contracts have resulted in uncertainty with respect to the unit closings and the amount of revenue that can be expected from such closings. There is a possibility that the pending litigation and arbitrations could result in not only a refund of purchasers’ deposits, but also an award of damages and/or attorneys’ fees against us, the amounts of which are difficult to quantify. Moreover, there are other purchasers that have not yet filed complaints but have threatened to do so. Such threatened actions include claims to challenge the class settlement that was reached with the West Tower purchasers.

An unfavorable resolution of these actions may adversely affect our results of operations, financial condition and cash flows. We continue to prudently evaluate the timing and composition of the ultimate condominium regime, dependent in large part on the actions of remaining purchasers.

We may be exposed to potential risks relating to our internal control over financial reporting.

As directed by Section 404 of the Sarbanes-Oxley Act, the Securities and Exchange Commission adopted rules requiring public companies to include a report of management on internal control over financial reporting in their annual reports. In addition, the independent registered public accounting firm auditing a public company’s financial statements must report on the operating effectiveness of the company’s internal control over financial reporting. We are evaluating our internal control over financial reporting to allow our management to report on our internal controls and to allow our independent registered public accounting firm to attest to our internal controls as a required part of our annual report beginning with our annual report for the fiscal year 2011.

Our management team has limited experience managing a public company and we will need to develop control systems and procedures adequate to support a public company. While we expect to expend significant resources in developing the necessary control systems and documentation and testing procedures required by Section 404 of the Sarbanes-Oxley Act, there is a risk that we will not comply with all of the requirements imposed thereby. Additionally, because of the difficulty of measuring compliance adequacy, we cannot assure you that we will receive an unqualified opinion on the operating effectiveness of our internal control over financial reporting from our independent registered public accounting firm.

If we or our auditors identify material weaknesses in our internal control over financial reporting that we cannot remediate in a timely manner or we receive an adverse opinion from our independent registered public accounting firm on internal control over financial reporting, investors and others may lose confidence in the reliability of our consolidated financial statements and our ability to obtain equity or debt financing could be adversely affected.

In addition to the above, if our independent registered public accounting firm is unable to rely on our internal control over financial reporting in connection with their audit of our consolidated financial statements, and in the further event that they are unable to devise alternative procedures to satisfy themselves as to the material accuracy of our consolidated financial statements and related disclosures, it is possible that we could receive a qualified or adverse audit opinion on those consolidated financial statements.

We depend on our key employees for the future success of our business and the loss of one or more of our key employees could have an adverse effect on our ability to manage our business and operate successfully and competitively.

Our ability to manage our business and operate successfully and competitively is dependent, in part, upon the efforts and continued service of our key employees. It could be difficult for us to find replacements for our key employees, as competition for such personnel is intense. The departure of key employees could have an adverse effect on our ability to manage our business and operate successfully and competitively.

Members of the Board and some of our key employees are required to file applications with the Nevada Gaming Authorities and may be required to be licensed or found suitable by the Nevada Gaming Authorities. The Nevada Gaming Authorities may deny any application for any cause that they deem reasonable. In the event the Nevada Gaming Authorities were to find any person unsuitable for licensing or unsuitable to continue having a relationship with us, we would be required to sever all relationships with such person. We cannot assure you that any such person will be able to obtain or maintain any requisite license or finding of suitability by the Nevada Gaming Authorities.

We will depend on various third party operators for providing key amenities of our integrated resort including, our retail and restaurant offerings. If we cannot enter into management agreements with these operators or if they fail to or inadequately perform, or if we were to become liable to third parties for the actions of these operators, our cash flows and operating results could be adversely impacted.

A significant portion of our retail and restaurant offerings will be operated by third parties through either long-term leases and/or long-term management agreements. Our ability to operate successfully and competitively will depend on our ability to enter into such agreements on satisfactory terms, the performance of the operators that we are able to enter into agreements with, and the extent to which such operators can generate and maintain the appropriate level of market awareness and penetration. These operators face many of the same risks to their business operations as The Cosmopolitan, which could adversely impact our financial results. These operators may also be unable to provide their contractual services or make lease payments on a consistent basis due to various risk or economic factors. The inability of these operators to operate profitably may adversely impact our business, cash flows and results of operations. Additionally, we cannot assure you that we will be able to enter into agreements with various third parties including, retail and restaurant operators, prior to the opening of The Cosmopolitan.

Terrorism and the uncertainty of military conflicts, as well as other factors affecting discretionary consumer spending, may harm our results of operations.

The strength and profitability of our business will depend on consumer demand for hotel casino resorts in general and for the type of luxury amenities The Cosmopolitan will offer. Changes in consumer preferences or discretionary consumer spending could harm our business. The terrorist attacks of September 11, 2001, other terrorist activities in the United States and elsewhere, military conflicts in Iraq and in the Middle East, past outbreaks of infectious disease and natural disasters, among other things, have had negative impacts on travel and leisure expenditures, including lodging, gaming and tourism. In addition, other factors affecting travel and discretionary consumer spending, including the poor general economic conditions of the past few years, disposable consumer income, fears of a slow economic recovery and recession, and reduced consumer confidence in the economy, may negatively impact our business. We cannot predict the extent to which similar events and conditions may continue to affect us, directly or indirectly, in the future. An extended period of reduced discretionary spending and/or disruptions or declines in airline travel and business conventions could significantly harm our operations.

Risks Related to the Las Vegas Hotel Casino Industry

Seasonality and other related factors such as weather can be expected to cause quarterly fluctuations in revenue at our integrated resort.

The Las Vegas hotel, resort and casino industry is seasonal in nature. This seasonality can potentially cause quarterly fluctuations in revenues at our integrated resort. Our quarterly earnings may also be adversely affected by other related factors outside our control, including weather conditions and poor economic conditions.

We are heavily regulated and failure to comply with extensive regulatory requirements may result in an adverse effect on our business.

The gaming operations and the ownership of our securities are subject to extensive regulation by the Nevada Gaming Authorities and we must maintain the licenses and pay gaming taxes to continue operations at The Cosmopolitan. The Nevada Gaming Authorities have broad authority with respect to licensing and registration of entities and individuals involved with the Company. These laws, rules and regulations generally concern the responsibility, financial stability and character of the owners, managers, members and persons with financial interests in the gaming operations. Violations of laws could result in, among other things, disciplinary action. If we fail to comply with regulatory requirements, this may result in an adverse effect on our business and results of operations.

Our business is subject to numerous laws, including those relating to the preparation and sale of food and beverages, including alcohol. We are also subject to laws governing our relationship with our employees in such areas as minimum wage and maximum working hours, overtime, working conditions, hiring and firing employees and work permits. Also, our ability to remodel, refurbish or add amenities to our Property may be dependent upon our obtaining necessary building permits from local authorities. The failure to obtain any of these permits could adversely affect our ability to increase revenues and net income through capital improvements of our Property. In addition, we are subject to the numerous rules and regulations relating to state and federal taxation. Compliance with these rules and regulations requires significant management attention. Any failure to comply with all such rules and regulations could subject us to fines or audits by the applicable taxation authority.

Uninsured and underinsured losses could adversely affect our financial condition and results of operations.

We are responsible for insuring our integrated resort and for obtaining the appropriate insurance coverage to reasonably protect our interests in the ordinary course of business. There are certain types of losses, generally of a catastrophic nature, such as earthquakes and floods or terrorist acts, which may be uninsurable or not economically insurable, or may be subject to insurance coverage limitations, such as large deductibles or co-payments. We will use our discretion in determining amounts, coverage limits, deductibility provisions of insurance and the appropriateness of self-insuring, with a view to maintaining appropriate insurance coverage on our investments at a reasonable cost and on suitable terms. Uninsured and underinsured losses could harm our financial condition and results of operations. We could incur liabilities resulting from loss or injury to our integrated resort or to persons at our integrated resort. Claims, whether or not they have merit, could harm the reputation of a hotel or cause us to incur expenses to the extent of insurance deductibles or losses in excess of policy limitations, which could harm our results of operations.

In the event of a catastrophic loss, our insurance coverage may not be sufficient to cover the full current market value or replacement cost of our lost investment. Should an uninsured loss or a loss in excess of insured limits occur, we could lose all or a portion of the capital we have invested in our integrated resort, as well as the anticipated future revenue from the property. In that event, we might nevertheless remain obligated for any mortgage debt or other financial obligations related to the Property. In the event of a significant loss, our deductible may be high and we may be required to pay for all such repairs, and as a consequence, it could materially adversely affect our financial condition. Inflation, changes in building codes and ordinances, environmental considerations and other factors might also keep us from using insurance proceeds to replace or renovate a hotel after it has been damaged or destroyed. Under those circumstances, the insurance proceeds we receive might be inadequate to restore our economic position on the damaged or destroyed property.

Since September 11, 2001, it has generally become more difficult and expensive to obtain property and casualty insurance, including coverage for terrorism. When our current insurance policies expire, we may encounter difficulty in obtaining or renewing property or casualty insurance on our property at the same levels of coverage and under similar terms. Such insurance may be more limited and for some catastrophic risks (e.g., earthquake, hurricane, flood and terrorism) may not be generally available at current levels. Even if we are able to renew our policies or to obtain new policies at levels and with limitations consistent with our current policies, we cannot be sure that we will be able to obtain such insurance at premium rates that are commercially reasonable. If this were to occur, or if we were unable to obtain adequate insurance and our integrated resort experienced damage which would otherwise have been covered by insurance, it could materially adversely affect our financial condition and the operations of our integrated resort.

In addition, insurance coverage for our integrated resort and for casualty losses does not customarily cover damages that are characterized as punitive or similar damages. As a result, any claims or legal proceedings, or settlement of any such claims or legal proceedings that result in damages that are characterized as punitive or similar damages may not be covered by our insurance. If these types of damages are substantial, our financial resources may be adversely affected.

Environmental and other non-gaming governmental laws and regulations could increase our compliance costs and liabilities and adversely affect our financial condition and results of operations.

Our integrated resort is subject to various federal, state and local laws relating to the environment, fire and safety and access and use by disabled persons. Under these laws, courts and government agencies have the authority to require us, if the integrated resort was found to be located on contaminated property, to remediate the property, even if we did not know of or were not responsible for the contamination. These laws also apply to persons who owned a property at the time it became contaminated. In addition to the costs of clean-up, environmental contamination can affect the value of a property and, therefore, an owner’s ability to borrow funds using the property as collateral or to sell the property. Under such environmental laws, courts and government agencies also have the authority to require that a person who sent waste to a waste disposal facility, such as a landfill or an incinerator, to pay for the clean-up of that facility if it becomes contaminated and threatens human health or the environment.

Furthermore, various court decisions have established that third parties may recover damages for injury caused by property contamination. For instance, a person exposed to asbestos while staying in or working at a hotel may seek to recover damages for injuries suffered. Additionally, some of these environmental laws restrict the use of a property or place conditions on various activities. For example, some laws require a business using chemicals (such as swimming pool chemicals) to manage them carefully and to notify local officials that the chemicals are being used.

We could be responsible for the types of costs discussed above. The costs to clean up a contaminated property, to defend against a claim, or to comply with environmental laws could be material and could reduce the funds available for working capital or other corporate uses. Future laws or regulations may impose material environmental liabilities on us, or the current environmental condition of our integrated resort property may be affected by the condition of the properties in the vicinity of our integrated resort (such as the presence of leaking underground storage tanks) or by third parties unrelated to us.

Our integrated resort is also subject to the Americans with Disabilities Act of 1990, or the ADA. Under the ADA, all public accommodations must meet various Federal requirements related to access and use by disabled persons. Compliance with the ADA’s requirements could require removal of access barriers and non-compliance could result in the United States government imposing fines or in private litigants’ winning damages. If we are required to make substantial modifications to our integrated resort, whether to comply with the ADA or other changes in governmental rules and regulations, our financial condition and results of operations could be harmed. In addition, we are required to operate our integrated resort facilities in compliance with fire and safety regulations, building codes and other land use regulations, as they may be adopted by governmental agencies and become applicable to our Property.

Our integrated resort may be faced with labor disputes or strikes which would adversely affect our business and results of operations.

We will rely heavily on our employees to provide high-quality personal service at our integrated resort. We may become the target of labor unionization campaigns and every effort will be made to preserve positive labor relationships throughout any such campaigns. Any such campaign that results in labor unrest or work stoppage, could adversely affect our ability to provide such high-quality personal service, which in turn could tarnish our reputation, damage our relationship with our employees and harm our results of operations.

None of our employees are currently members of unions; however, pursuant to the terms of an existing neutrality agreement we would anticipate that certain of our employees may elect union representation. The neutrality agreement has established procedures for the purpose of ensuring an orderly working environment and preventing a work stoppage that could disrupt our business in the event the union decides to conduct an organizing campaign. Also, other unions have targeted competitors within our industry and while we believe that our employee relations are and will be satisfactory, we can expect some organizing efforts. Significant union representation would require us to negotiate with many of our employees collectively and could adversely affect our financial performance by restricting our ability to maximize the efficiency of our operations.

Risks Related to Our Organization and Corporate Structure

We may experience conflicts of interest with entities which own the Company.

Currently, Nevada Mezz, our sole managing member, holds 100% of our Class A Membership Interests and 100% of our Class B Membership Interests. Deutsche Bank, through its wholly-owned subsidiary, Nevada Parent, currently holds all of such voting and economic interests in the Company through Nevada Parent’s ownership of 100% of the membership interests of Nevada Mezz. Immediately prior to the Nevada Commission licensing the operation of the gaming-related activities at The Cosmopolitan and the Nevada Gaming Authorities licensing or finding suitable the individual Voteco Members, the Class A Membership Interests will be transferred to Nevada Voteco, and Nevada Mezz will hold only the Class B Membership Interests. At that time, Deutsche Bank will no longer have voting control over the Company, but will continue to hold all of the economic interests in the Company through its indirect ownership of our Class B Membership Interests. Deutsche Bank and its other affiliates may from time to time acquire and hold economic interests in, or extend credit to, businesses that compete directly or indirectly with us. Certain of our officers and Members of the Board also serve as officers of Deutsche Bank and may have conflicts of interest because they may own equity interests in Deutsche Bank or they may receive cash or equity-based awards based on the performance of Deutsche Bank. Messrs. Baer, Clarke, Fiato, and Ms. Milrod are Members of the Board and also serve as officers of Deutsche Bank or affiliates thereof.

Item 2	Financial Information

SELECTED FINANCIAL DATA

The selected historical financial statement data of the Company set forth below as of December 31, 2008 and for the period from July 30, 2008 (date of inception) to December 31, 2008 and as of and for the year ended December 31, 2009, have been derived from our audited consolidated financial statements, which are included within Item 15 of this registration statement. Historical results are not indicative of the results of operations to be expected for future periods, and any interim results may not be indicative of results for the remainder of the year. The selected financial and operating data set forth below should be read in conjunction with our Consolidated Financial Statements and notes thereto and with “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

As described herein, the Company was formed on July 30, 2008 for the purpose of holding the first lien mortgage loan on the Property and subsequently foreclosing on the Property. On August 29, 2008, we acquired ownership of the Cosmopolitan Mortgage Loan. We then acquired the Property at a foreclosure sale on September 3, 2008 and we are the current owner of the Property. From the time the Cosmopolitan Mortgage Loan was made on December 30, 2005 until the foreclosure sale, we are not aware of the Previous Owner or CSB generating any operating revenue from the Property. Furthermore, from September 3, 2008 through December 31, 2009, the Property has not generated any operating revenue as it is still a development project that has not been completed.

For the reasons discussed below, we have not included herein: (a) selected balance sheet data as of December 31, 2005, 2006 and 2007 and July 29, 2008; (b) selected income statement data for the years ended December 31, 2005, 2006 and 2007 and for the period from January 1, 2008 to July 29, 2008 and (c) balance sheet as of December 31, 2007 and income statements for the year ended December 31, 2007 and for the period from January 1, 2008 to July 29, 2008.

The presentation of consolidated financial information for the Company prior to July 30, 2008 would ordinarily require the inclusion of consolidated financial information on a predecessor entity basis. However, we have not prepared nor have we included CSB’s financial statements in this registration statement because the Company was not created until July 30, 2008 in anticipation of the acquisition of the Property at the foreclosure sale as described in this registration statement. In addition, we believe that (i) the acquisition of the Property by the Company in a foreclosure sale does not represent an acquisition of a business pursuant to Rule 11-01(d) of Regulation S-X, (ii) such omitted financial statements are not relevant or meaningful for the purpose for which we are filing this registration statement and (iii) such omitted financial statements may not otherwise be available or useful for predecessor financial statement purposes. We do not believe that the omission of the predecessor selected financial data would have a material impact on a reader’s understanding of the Company’s results, financial condition or related trends.

INCOME STATEMENT DATA: (in thousands)	For the year ended December 31, 2009	For the period from July 30, 2008 to December 31, 2008
Total operating revenue	$—	$—
Total expenses	(5,295)	(5,037)
Loss before other income (expense)	(5,295)	(5,037)
Net settlement and default income	34,508	1,588
Interest income	614	344
Interest expense	(338)	—
Loss on disposal of assets	(864)	—
Net income (loss)	$28,625	$(3,105)

BALANCE SHEET DATA: (in thousands)	December 31, 2009	December 31, 2008
Cash and cash equivalents	$5,118	$1,987
Land and construction in process	2,093,970	1,496,872
Total assets	2,294,088	1,887,871
Construction loan payable to affiliate	2,017,057	1,435,868
Total liabilities	2,268,568	1,890,976
Members’ equity (deficit)	$25,520	$(3,105)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with our Consolidated Financial Statements, including the notes thereto, and the other financial information appearing elsewhere in this registration statement.

Overview

Nevada Property 1 LLC (the “Company”) is a limited liability company organized in Delaware. The Company owns “The Cosmopolitan of Las Vegas”, an integrated resort currently being constructed.

The Acquisition of The Cosmopolitan

The entity that previously owned the Property was Cosmo Senior Borrower LLC, a limited liability company organized in Delaware (“CSB”), which acquired the Property from its affiliate, 3700 Associates, LLC, a Delaware limited liability company (the “Previous Owner”), in December 2005. In April 2004, the Previous Owner purchased approximately 8.7 acres of land in Las Vegas, Nevada, in order to develop the Property and to eventually run the business at The Cosmopolitan.

A subsidiary of Deutsche Bank AG made a mortgage loan to CSB on December 30, 2005 (the “Cosmopolitan Mortgage Loan”), encumbering the Property. The Cosmopolitan Mortgage Loan went into default on January 15, 2008 and remedies were exercised against CSB. The Company was formed on July 30, 2008 for the purpose of holding the first lien mortgage loan on the Property and ultimately foreclosing on the Property. On August 29, 2008, the Company, which is an indirect wholly-owned subsidiary of Deutsche Bank AG New York Branch (“Deutsche Bank”), acquired ownership of the Cosmopolitan Mortgage Loan. The Company then acquired the Property at a foreclosure sale on September 3, 2008, and is the current owner of the Property.

At acquisition, the Property, consisting of land and construction in progress (“CIP”), was recognized at fair value based, in part, on an appraisal performed by an independent third party appraiser. The appraisal was performed in conjunction with the foreclosure process completed in September 2008. Restricted cash, prepaid commissions, other assets, other property-related liabilities, deferred revenue, and notes payable to affiliates were recorded at their carrying values, which approximated their fair values.

Construction on The Cosmopolitan began in October 2005 by the Previous Owner. The Property, when completed, will contain some or all of the following components: a casino, 2,995 hotel and condominium-hotel style units, nightclub and ultra lounge, numerous restaurants, full convention and banquet facilities, spa/salon/fitness centers, pools, retail spaces and an underground parking facility. We expect that The Cosmopolitan will open and commence operations in December 2010.

Summary of Significant Accounting Policies

Critical Accounting Policies

The preparation of our Consolidated Financial Statements in conformity with generally accepted accounting principles in the United States of America (“US GAAP”) require us to make estimates and judgments about the effects of matters that are inherently uncertain. Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment, which management believes to be reasonable under the circumstances. We adjust such estimates and assumptions when facts and circumstances dictate. The critical accounting policies are summarized in Note 2 to our Consolidated Financial Statements included in this registration statement. Of these accounting policies, we believe the following may involve a higher degree of judgments and estimates and complexity.

(a) Fair Value of Financial Instruments

The carrying value of the Company’s cash and cash equivalents, restricted cash, prepaid expenses, and accounts payable approximates fair value due to their short-term maturities. All of the Company’s debt is held by an affiliate and the interest rates reset to an internal borrowing rate determined by the affiliate. Given the related party nature of our debt, it is unlikely that we could obtain similar financing on the same terms with a third party in an arm’s length transaction.

(b) Land and Construction in Progress

Land and CIP includes land, land development costs, pre-construction costs, construction costs, interest incurred on financing, property taxes, insurance, and overhead costs related to development. Included in pre-construction costs are architectural fees and site, soil, and engineering costs. Included in land development costs are on-site construction costs and other direct and indirect expenditures. Interest and property taxes are capitalized to CIP beginning when development activities commence, and ending when the qualifying assets are ready for their intended use. Sales and marketing costs are expensed as incurred. Capitalized project costs are allocated to specific venues within the Property using specific identification where feasible. Costs that are not specifically attributable to a particular venue will be allocated using methodologies deemed appropriate to the cost and areas benefited at the completion of The Cosmopolitan. Land and CIP are accounted for at cost subject to periodic review for impairment.

(c) Impairment of Long-Lived Assets

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. For assets to be held and used, the Company reviews these assets for impairment whenever indicators of impairment exist. If an indicator of impairment exists, the Company compares the estimated future cash flows of the asset, on an undiscounted basis, to the carrying value of the asset. If the undiscounted cash flows exceed the carrying value, no impairment is indicated. If the undiscounted cash flows do not exceed the carrying value, then impairment is measured as the difference between fair value and carrying value, with fair value typically based on a discounted cash flow model. If an asset is still under development, future cash flows include remaining construction costs.

The evaluation of anticipated cash flows is highly subjective and is based in part on assumptions regarding future results, economic conditions and capital requirements that could differ materially from actual results, which may require us to record impairments to the Property in future periods.

(d) Deferred Revenue

The Company records nonrefundable deposits received under condominium sale agreements as deferred revenue. These amounts will be recognized as revenue upon closing of the sale of the condominium, except in the case of a proven default by the Company. Interest earned on escrow deposits is deferred and will be recognized in other income at closing or any other termination of the sales contract, except in the case of a proven default by the Company. Income resulting from legal settlements reached with the condominium purchasers or arising due to buyer default is recognized within other income in the Consolidated Statements of Operations.

(e) Newly Issued Accounting Pronouncements

In May 2009, the Financial Accounting Standards Board (“FASB”) issued accounting guidance which sets forth principles and requirements for subsequent events, specifically (i) the period during which management should evaluate events or transactions that may occur for potential recognition and disclosure, (ii) the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date, and (iii) the disclosures that an entity should make about events and transactions occurring after the balance sheet date. The guidance is effective for interim reporting periods ending after June 15, 2009. The adoption of this guidance did not have a significant impact on our Consolidated Financial Statements.

On July 1, 2009, the FASB Accounting Standards Codification (“Codification”) became the authoritative source of accounting principles to be applied to financial statements prepared in accordance with US GAAP. In accordance with the Codification, any references to accounting literature will be to the relevant topic of the Codification or will be presented in plain English. The Codification is not intended to change or alter existing US GAAP. The adoption of the Codification did not have a significant impact on our consolidated financial statements.

Factors Impacting Our Results of Operations

As of the date of this registration statement, we have not commenced any significant operations of The Cosmopolitan because we are in our construction and pre-opening stage. We expect that The Cosmopolitan will open and commence operations in December 2010. Substantially all of our expenditures are being capitalized to CIP, with the exception of non-construction related expenses.

We are prohibited from receiving any gaming-related revenues at The Cosmopolitan until we have obtained the necessary gaming approvals from the Nevada Gaming Authorities. Once we have satisfied all conditions to obtain all necessary gaming licenses, we anticipate that we will commence the gaming operations at The Cosmopolitan. We cannot be assured that we will be able to obtain the licenses on a timely basis or at all. Additionally, we cannot be assured that construction of the Property will be completed on the current schedule which would delay commencement of our operations.

Results of Operations (in thousands)

The following table presents Consolidated Statement of Operations data for each of the periods indicated (in thousands):

	For the year ended December 31, 2009	For the period from July 30, 2008 to December 31, 2008
Expenses:
Pre-opening expenses	$4,709	$4,628
Depreciation and amortization	586	409

Total expenses	5,295	5,037

Loss before other income (expense)	(5,295)	(5,037)

Other income (expense):
Net settlement and default income	34,508	1,588
Interest income	614	344
Interest expense	(338)	—
Loss on disposal of assets	(864)	—

Total other income	33,920	1,932

Net income (loss)	$28,625	$(3,105)

Expenses

As the Property is still in the construction phase and the majority of our expenditures are being capitalized as part of CIP, we believe that comparison of results of operations for the year ended December 31, 2009 to the period from July 30, 2008 to December 31, 2008 is not relevant or meaningful. We believe that the omission of such a comparison would not be material to the reader’s understanding of the Company’s results of operations. Furthermore, as the period ended December 31, 2008 represents less than a full year of activity, meaningful comparisons to the year ended December 31, 2009 are difficult.

The majority of the expenses included in our Consolidated Statements of Operations for the year ended December 31, 2009 and the period from July 30, 2008 to December 31, 2008 consist of sales-related salaries, taxes and benefits, legal and professional fees, and other pre-opening related expenses that are not directly related to the construction of the Property and thus are not eligible for capitalization under US GAAP. To date, such expenses have not been material to the overall operations of the Company. Refer to discussion below on net settlement and default income.

Net settlement and default income. This is comprised of income from settlements reached with condominium purchasers or arising from condominium purchasers defaulting on their sale agreements. The $34.5 million net settlement income recorded in 2009 consists primarily of the Company’s retention of a portion of the principal deposit and all interest thereon resulting from a class action settlement with 1,050 condominium purchasers in the West Tower of the Property. If all purchase contracts associated with these settlements had closed pursuant to their terms, total net sales proceeds would have been approximately $708.0 million. The cancellation of these contracts therefore, reduced expected net sales proceeds by $673.5 million.

The $1.6 million of income recorded in 2008 represents the Company’s retention of principal deposits and all interest thereon resulting from purchasers defaulting on their condominium sale agreements.

Liquidity and Capital Resources

The following table presents a summary of the cash flow activities for each of the periods indicated (in thousands):

	For the year ended December 31, 2009	For the period from July 30, 2008 to December 31, 2008
Cash flows from operating activities	$42,631	$(69,499)

Cash flows from investing activities	$(620,689)	$(311,534)

Cash flows from financing activities	$581,189	$383,020

In 2009, the Company generated cash flows from operating activities primarily from the retention of a portion of the condominium purchasers’ principal deposit and all interest thereon resulting from the settlement of a class action law suit. In 2008, cash flow used in operations primarily represents payment of certain project related liabilities assumed upon foreclosure. These cash flows do not represent our anticipated normal operations but have been classified as cash flows from operating activities as that is the appropriate classification under US GAAP.

During 2009 and 2008, investing cash flows consisted primarily of expenditures related to CIP and financing cash flows consisted primarily of borrowings on our constructions loan payable to an affiliate.

Liquidity

As of December 31, 2009, we had $5.1 million in available cash and cash equivalents. We are in the process of completing construction of our integrated resort. Capital expenditures totaled $620.7 million during the year ended December 31, 2009 and were primarily incurred for the ongoing construction of our integrated resort. The Company estimates capital expenditures will total at least $1.2 billion during the year ending December 31, 2010. This is expected to be comprised of approximately $900.0 million relating to the completion of construction through opening of our integrated resort and approximately $300.0 million for furniture, fixtures and equipment to outfit the integrated resort before opening.

In addition, our integrated resort will have an ongoing need for renovations and other capital improvements to remain competitive, including replacement, from time to time, of furniture, fixtures and equipment. We will also need to make capital expenditures to comply with applicable laws and regulations.

We are a highly leveraged Company. However, Deutsche Bank, our ultimate parent, is well capitalized at the consolidated level, having a Tier 1 capital ratio of 12.6% at December 31, 2009. While we intend to finance the costs to complete the Property with borrowings from Deutsche Bank and its affiliates pursuant to the credit facility, we may require additional financing to support future growth. However, due to the existing uncertainty in the capital and credit markets, access to capital may not be available on terms acceptable to us or at all. The cost and availability of credit has been and may continue to be adversely affected by illiquid credit markets and wider credit spreads. Continued turbulence in the US and international markets and economies and prolonged declines in business consumer spending may adversely affect our liquidity and financial condition, and the liquidity and financial condition of our customers, including our ability to refinance maturing liabilities and access to capital markets to meet liquidity needs.

The Company maintains a $3.9 billion credit facility with Deutsche Bank AG Cayman Island Branch (“DBCI”), a Branch of Deutsche Bank AG, $2.0 billion of which was outstanding as of December 31, 2009. Subsequent to December 31, 2009, $1.6 billion of the remaining facility has been converted to a committed line and the balance is uncommitted. The Company borrows on an unsecured basis from DBCI. Borrowings carry internal borrowing interest rates which reset every three months. The current expiration of the credit facility is October 2015.

At or around the time of the opening of The Cosmopolitan, it is anticipated that the outstanding balance of the construction loan payable to affiliate will be converted into a five year term loan granting a first lien interest in the Property to the lender, DBCI. The term loan will likely carry a LIBOR based interest rate including a liquidity spread that will be determined in the future. Interest will be payable quarterly in arrears and will be due when the interest rate resets each quarter. Principal repayment will be due on the fifth year anniversary of the term loan.

Post opening construction draws will continue to be available to fund the remaining phases of the construction. These additional construction draws will be converted into term debt as described above as each successive phase is completed. Funding for operating needs after opening will be available on a revolving basis from DBCI. All outstanding debt will become due and payable upon a change of control of the Company.

The Company has both short-term and long-term liquidity requirements as described in more detail below.

Short-Term Liquidity Requirements: We generally consider our short-term liquidity requirements to consist of those items that are expected to be incurred within the next 12 months and believe those requirements consist primarily of funds necessary to complete the construction through opening of our integrated resort, to finance pre-opening costs and to meet post-opening operational costs. We expect our short-term liquidity requirements to be approximately $1.4 billion.

We expect to meet our short-term liquidity needs through borrowings from Deutsche Bank and its affiliates. We believe that this source of capital will be sufficient to meet our short-term liquidity requirements.

Long-Term Liquidity Requirements: We generally consider our long-term liquidity requirements to consist of those items that are expected to be incurred beyond the next 12 months and believe these requirements consist primarily of funds necessary to finance future construction and renovation projects and to finance ongoing operational costs.

We intend to satisfy our long-term liquidity requirements with our undrawn credit facility and operating cash flows generated by our integrated resort. We expect that the principal amount of our affiliate borrowings will be repaid upon ultimate sale and disposition of our Property.

The debt structure described above will require the Company to generate sufficient cash flow to pay the current interest due on the outstanding borrowings on a quarterly basis. Since interest rates will reset quarterly based on the value of three month LIBOR at the reset date, the Company will have a variable interest obligation that may cause volatility in our cash flows. The interest rate structure described above does not include a credit risk premium in the spread over the base rate. The lack of a risk premium in the interest rate reflects the fact that the Company remains wholly-owned by Deutsche Bank. This rate is not representative of third party rates that the Property would bear if funding were obtained from an unrelated party. Upon a change of control event, we expect that the Company will be subject to pay a credit risk premium to Deutsche Bank and/or any subsequent third party lender that participates in such a financing. In addition, base interest rates are at historic lows and interest rates will likely increase over time.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on our financial condition, changes in financial condition, revenue or expenses, results of operations, liquidity, capital expenditures or capital resources. Currently, we have no guarantees, such as performance guarantees, keep-well agreements or indemnities in favor of third parties.

Contractual Obligations and Commitments

We have construction loan obligations that we record as liabilities in our Consolidated Financial Statements. We also enter into other purchase commitments and other executory contracts that are not recognized as liabilities until services are performed or goods are received. The following table summarizes our contractual obligations and other commitments as of December 31, 2009 (in thousands):

Total (in thousands)	Total	Within 1 year	1 – 3 years	3-5 years	More than 5 years

Construction loan payable to affiliate (1)	$2,017,057	$—	$—	$—	$2,017,057
Estimated interest payments on construction loan payable to affiliate (2)	39,103	9,568	9,845	9,845	9,845
Operating lease obligations	2,012	1,976	36	—	—
Purchase obligations	39,740	39,740	—	—	—
Construction commitments	678,500	678,500	—	—	—

Total	$2,776,412	$729,784	$9,881	$9,845	$2,026,902

(1)	The construction commitments and purchase obligations noted within the table above will be funded by the credit facility, which was made available by DBCI to the Company on March 3, 2010.
(2)	Interest payments on construction loan payable to affiliate are estimated using the December 2009 weighted–average interest rate and based upon the projected principal balance over the next 12 months.

In addition, the Company is a defendant in various legal proceedings. Management provides an accrual for estimated losses that may occur and does not believe that the outcome of any pending claims or litigation, in the aggregate, will have a material adverse effect on the Company’s financial position, results of operations or liquidity. See “Legal Proceedings.”

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market risk is the risk of loss arising from adverse changes in market rates and prices, such as interest rates, foreign currency exchange rates and commodity prices. The outstanding debt under our credit facility with DBCI has a variable interest rate. As of December 31, 2009, an increase in market rates of interest by 1.0% would have increased our annual interest expense by $20.2 million.

Item 3	Properties

The Cosmopolitan is located on approximately 8.7 acres of land that we own directly on the Las Vegas Strip and approximately 7 miles from the McCarran International Airport. We currently lease our main executive and administrative offices located in Las Vegas, Nevada, which occupy approximately 35,000 square feet. We also lease parking lots and other facilities in Las Vegas which we use primarily for sales, employment training and storage purposes.

Item 4	Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information with regard to the beneficial ownership of our membership interests as of March 31, 2010 for each person who owned beneficially more than 5% of our Class A Membership Interests, which comprise our outstanding voting securities. Except as otherwise indicated, each such person has sole voting and dispositive power with respect to the membership interests shown as beneficially owned by it. The following table also sets forth certain additional information with regard to the ownership of our Class B Membership Interests, which comprise our outstanding non-voting securities.

Name of Beneficial Owner and Management	Percentage Ownership of Class A (Voting) Membership Interests	Percentage Ownership of Class B (Non-Voting) Membership Interests
Nevada Mezz 1 LLC(1)(2)	100%	100%
Jeff Baer(2)(3)	—	—
Stuart Clarke(2)(3)	—	—
Thomas Fiato (2)(3)	—	—
Donna Milrod(2)(3)	—	—
John Unwin(4)	—	—
Jeffrey Burge(4)	—	—
Sherry Harris	—	—
Nathan Hong	—	—
Anthony Pearl	—	—
All Members of the Board and executive officers as a group (9 persons)	—	—

(1)	Currently, Nevada Mezz, the sole managing member of the Company, holds 100% of the Company’s Class A Membership Interests and 100% of the Class B Membership Interests. Deutsche Bank currently indirectly holds all the Class A Membership Interests and Class B Membership Interests. Deutsche Bank may be deemed to be the beneficial owner of the Class A Membership Interests and Class B Membership Interests held by Nevada Mezz. The business address of Nevada Mezz is c/o Deutsche Bank AG New York Branch, 60 Wall Street, New York, New York 10005.
(2)

Immediately prior to the Nevada Commission licensing the operation of the gaming-related activities at The Cosmopolitan and the Nevada Gaming Authorities licensing or finding suitable the individual members of Nevada Voteco, the Class A Membership Interests will be transferred to Nevada Voteco from Nevada Mezz. Nevada Voteco will have voting control over the Company through its ownership of all of the Class A Membership Interests. Nevada Mezz will continue to hold 100% the Class B Membership Interests and Deutsche Bank will indirectly hold such the Class B Membership Interests. The business address of Nevada Voteco is c/o Deutsche Bank AG New York Branch, 60 Wall Street, 36th Floor New York, New York 10005. Once the Class A Membership Interests are transferred to Nevada Voteco, it will exercise its voting and dispositive powers through the Voteco Members, which will be Messrs. Baer, Clarke and Fiato, and Ms. Milrod.

(3)	The business address of each of Messrs. Baer, Clarke and Fiato, and Ms. Milrod is c/o Deutsche Bank AG New York Branch, 60 Wall Street, New York, New York 10005.
(4)	The business address of each of Messrs. Burge and Unwin is c/o The Cosmopolitan of Las Vegas, 4285 Polaris Avenue, Las Vegas, Nevada 89103.

Item 5	Directors and Executive Officers

The following table sets forth the name, age and position of each of our Members of the Board and executive officers as of March 31, 2010:

Name	Age	Position
Jeff Baer	46	Member of the Board
Stuart Clarke	52	Member of the Board
Thomas Fiato	49	Member of the Board
Donna Milrod	42	Member of the Board
John Unwin	51	Member of the Board and Chief Executive Officer
Jeffrey Burge	40	Member of the Board and Chief Financial Officer
Sherry Harris	52	Chief Strategy Officer
Nathan Hong	49	Chief Development Officer
Anthony Pearl	39	General Counsel

Jeff Baer has served as a Member of the Board of the Company since 2009. Mr. Baer has held a variety of executive positions within Deutsche Bank including, Head of Global Logistics Services, Global Head of Sourcing & Corporate Real Estate, Global Co-Head of Investment Banking IT Infrastructure, Chief Information Officer of Deutsche Bank Americas and integration executive in connection with the Bankers Trust Corporation merger. Mr. Baer chairs the Global Real Estate committee and also serves on the following committees of Deutsche Bank: Group Operating, IT & Operations and the Environmental Steering committee. Mr. Baer also serves on the Deutsche Bank Americas Community Reinvestment committee and the Leadership Council for the Corporate EcoForum. Prior to joining Deutsche Bank, Mr. Baer was a partner with Mitchell Madison Group where he worked as a strategic management consultant for seven years. Mr. Baer was also an off-floor commodities futures trader for several small investment firms after graduating from college. Mr. Baer received his BS in Computer Science and Economics from Duke University and an MBA in Finance and International Business from Columbia University.

Mr. Baer brings his many years of wide-ranging experience in the financial services industry to the Board. Mr. Baer’s experience in senior corporate management positions and in strategic management provides the Board with a variety of perspectives on corporate management and governance issues, which enables Mr. Baer to provide valuable insights regarding the Company’s business.

Stuart Clarke has served as a Member of the Board of the Company since 2010. Mr. Clarke has held his current position of Chief Operating Officer of Deutsche Bank Americas since June 2001. Mr. Clarke is a member on the Regional Executive and Business boards and chairs the Regional Risk board, Reputational Risk committee and the Regional Operating committee of Deutsche Bank Americas. Prior to his current position, Mr. Clarke was Regional Chief Operating Officer and Global Chief Administrative Officer for Deutsche Bank’s fixed income business. Prior to Deutsche Bank’s acquisition of Banker Trust Corporation in 1999, Mr. Clarke was the Global Chief Operating Officer for its trading and sales business from 1996 to 1999. Before joining Banker Trust Corporation, Mr. Clarke spent ten years in London working for Harlow Butler Garban holding various positions including Chief Financial Officer, European Head of Operations and Technology and finally Chief Operating Officer.

Mr. Clarke brings his many years of wide-ranging experience in the financial services industry to the Board. Mr. Clarke’s experience in senior corporate management positions, including operations and financial accounting, provides the Board with a variety of perspectives on corporate management and governance issues, which enables Mr. Clarke to provide valuable insights regarding the Company’s business.

Thomas Fiato has served as a Member of the Board of the Company since 2010. Mr. Fiato has held his current position of Chief Operating Officer for Corporate Finance Coverage of Deutsche Bank Americas since 2005. In this role, Mr. Fiato works closely with the global co-heads of Corporate Finance Coverage in managing all aspects of the global industry coverage groups. Mr. Fiato joined Deutsche Bank Americas in 2005 after spending fifteen years at Goldman Sachs, where he served as Chief Operating Officer/Chief Accounting Officer for the Investment Banking Services department in the Americas, which included Goldman Sachs’ investment banking relationship managers/coverage officers, and before that, as a banker in Goldman Sachs’ Municipal Finance department. Prior to working in investment banking, Mr. Fiato worked in finance for the United States Department of Agriculture in Washington, DC. Mr. Fiato received his MBA from Harvard Business School and his BS in Business from the University of Vermont. Mr. Fiato also spent four years as an officer in the US Army.

Mr. Fiato brings his many years of experience in corporate finance and in the financial services industry to the Board. Mr. Fiato’s expertise in business operations and corporate finance stemming from his more than 20 years of experience as a Chief Operating Officer at both Deutsche Bank and Goldman Sachs allows him to provide the Board with a variety of perspectives on corporate management and governance issues regarding the Company’s business.

Donna Milrod has served as a Member of the Board of the Company since 2009. Ms. Milrod is Managing Director and Deputy Chief Officer of the Deutsche Bank Americas. Ms. Milrod is also Head of the Regional Oversight and Strategy Group, which is comprised of Corporate Governance, the Independent Control Office, Bank Regulatory Relations and the Americas Business and Client Strategy Group. Ms. Milrod joined Deutsche Bank in September 1999 when the firm acquired Bankers Trust Corporation, where she served as Director of the Treasury Department. From 1999 to May 2002, Ms. Milrod served as the Assistant Treasurer of the Americas for Deutsche Bank Trust Company and in 2002 she was called upon to establish its Independent Control Office. Ms. Milrod received her MBA from Columbia University and her BA from Smith College.

Ms. Milrod brings her many years of wide-ranging experience in the financial services industry to the Board. Ms. Milrod’s experience in corporate management and corporate governance positions provides the Board with a variety of perspectives on corporate management and governance issues, which enables Ms. Milrod to provide valuable insights regarding the Company’s business.

John Unwin has served as Chief Executive Officer since October 2009 and as a Member of the Board of the Company since 2010. Mr. Unwin has nearly 30 years of experience in hospitality and five years of experience in the gaming industry. Prior to joining the Company, Mr. Unwin was with Harrah’s Entertainment Inc., Las Vegas, from 2004, where he began as Senior Vice President of Hotel Operations of Caesars Palace Las Vegas and advanced to the position of Senior Vice President and General Manager of Caesars Palace Las Vegas. During Mr. Unwin’s employment at Caesars Palace Las Vegas, he managed the hotel operations, food and beverage as well as casino operations. Mr. Unwin was also responsible for group and convention sales for Harrah’s Entertainment Inc.’s Las Vegas properties. From 1998 to 2004, Mr. Unwin was Chief Operating Officer of Ian Schrager Hotels (now the Morgans Hotel Group) in New York, where he managed all of its hotel portfolios in New York, Miami Beach, Los Angeles, San Francisco and London. In 1991, Mr. Unwin joined the Fairmont Hotels and Resorts and served as Hotel Manager and General Manager at different hotels throughout the United States.

Mr. Unwin brings to the Board his extensive experience in corporate management in the hospitality industry. Mr. Unwin’s nearly 30 years of extensive managerial and operational experience in the hospitality and hotel industry, and his 5 years of managerial experience in the Las Vegas gaming industry allows him to provide the Board with a variety of perspectives on corporate management in the hospitality and gaming industry, as well as valuable insights regarding the Company’s business.

Jeffrey Burge has served as Chief Financial Officer since September 2009 and as a Member of the Board of the Company since 2010. Prior to joining the Company, Mr. Burge was Vice President of Finance of Venetian Casino Resort, from 2007 to 2009. Mr. Burge’s responsibilities included direct responsibility for operational finance, financial planning and analysis, as well as assisting with operational relationships and financial management of joint venture activities. From 2003 to 2006, Mr. Burge was Vice President of Finance of Ameristar Casino St. Charles, Missouri, where he led finance, accounting and procurement while creating and implementing strategic, operational and capital plans. Mr. Burge held numerous positions from 1995 to 2003 with Harrah’s Entertainment, Inc. including, Vice President of Finance, Executive Assistant to the Chief Executive Officer and Chief Financial Officer and Director of the Consolidated Operations Analysis, Strategic Planning Group. Mr. Burge received his MBA from Vanderbilt University in 1995 and his BA from Columbia University in 1990.

Mr. Burge brings to the Board his extensive experience in corporate management in the integrated resort and gaming industry. Mr. Burge’s extensive managerial, financial and operational experience in the integrated resort and gaming industry allows him to provide the Board with a variety of perspectives on corporate management in the integrated resort and gaming industry, as well as valuable insights regarding the Company’s business.

Sherry Harris has served as Chief Strategy Officer since January 2010. Ms. Harris was President of her own management consulting firm where she advised chief executive officers and senior executives on strategy, innovation, brand equity and maximizing the customer experience. Ms. Harris’ clients included established and startup brands in the restaurant, hospitality, retail and fashion industries. Previously, Ms. Harris served as Executive Vice President of Ian Schrager Hotels (now the Morgans Hotel Group), a market leader in luxury boutique hotels. Previous positions Ms. Harris has held include Senior Vice President of Human Resources for Montgomery Ward and Vice President of Clinique, during the time it was preparing for the initial public offering of Estée Lauder Companies. Ms. Harris’ early career was spent in the entertainment industry where she led human resources for MGM/United Artists and Paramount Pictures. Ms. Harris received her education at Drew University and the University of Copenhagen.

Nathan Hong has served as Chief Development Officer since 2007. Mr. Hong was transitioned to the Company from CSB. Prior to joining the Company, Mr. Hong was Regional Vice President of AvalonBay Communities, a national real estate investment trust from 2000 to 2007. Mr. Hong’s responsibilities included the acquisition and development of major projects in the Northern California region including the development of mixed use residential and retail development. Prior to joining AvalonBay, Mr. Hong was Senior Development Officer and Regional Manager of the Continuum Company, a real estate investment and development company based in New York City from 1995 to 2000. Mr. Hong managed the development and re-development of residential, retail, and hotel space including condominiums, apartment homes, hotels and time share units in New York and Florida. Mr. Hong received his MBA from The Wharton School at the University of Pennsylvania in 1986 and his BS in Civil Engineering from the University of California, Berkeley in 1981.

Anthony Pearl has served as General Counsel since November 2008. From 2003 to 2008, Mr. Pearl served as Vice President & Associate General Counsel for Harrah’s Entertainment, Inc., where he was responsible for legal affairs relating to transactional real estate matters, joint venture transactions, licensing agreements, as well as various asset management activities. From 1998 to 2003, Mr. Pearl was an attorney in the transactional practice group of Skadden, Arps, Slate, Meagher & Flom LLP in Los Angeles, where his concentration was a variety of acquisition, disposition, leasing and lending transactions. Mr. Pearl began his law career in 1996 with Gallagher & Kennedy in Phoenix, Arizona as part of the firm’s real estate department. Mr. Pearl received his JD from Harvard Law School and his BA from Rice University.

Item 6	Executive Compensation

COMPENSATION DISCUSSION AND ANALYSIS

Overview

This Compensation Discussion and Analysis section discusses the compensation policies and programs for the following named executive officers as shown in the compensation tables that follow: John Unwin, our Chief Executive Officer; Jeffrey Burge, our Chief Financial Officer; Nathan Hong, our Chief Development Officer; and Anthony Pearl, our General Counsel.

Executive Compensation Philosophy and Objectives

The objective of the compensation structure is to attract and retain valuable key employees with hospitality and gaming experience and talent needed to successfully execute the development and operations objectives as well as the critical brand strategy to compete with other luxury resorts on the Las Vegas Strip.

The executive compensation program for The Cosmopolitan is designed to provide base compensation that is competitive with other high-end luxury resorts in the market, annual incentives designed to reward a successful opening as well as operating the integrated resort in a manner that maximizes value, and retention bonuses to incentivize executives to remain with the integrated resort until such time as it is sold. Executives with the highest levels of responsibility and the greatest ability to influence operational results received retention bonuses to encourage them to continue to provide services to the resort until such sale is completed. The Cosmopolitan’s executive compensation program is designed to:

•	attract and retain key employees who provide expertise, talent and industry knowledge that are critical to the operational success and brand strategy needed to maximize the value of the resort; and

•	align the interest of the key employees with that of Deutsche Bank by offering such employees retention bonuses so they continue to provide key services to the Company during the retention period.

Setting of Executive Compensation

In setting the compensation of our named executive officers, decisions were made based upon the executives’ positions prior to employment by us as well as our knowledge of compensation practices for executives employed on the Las Vegas Strip. The amount and form of compensation paid to our named executive officers is a function of their prior positions within the industry and their anticipated roles and responsibilities within our organization. The compensation packages for Mr. Unwin and Mr. Burge were negotiated by Mr. Baer to attract each executive to The Cosmopolitan. Both executives were employed on the Las Vegas Strip with competitive compensation packages which had to be taken into consideration by Mr. Baer. The compensation for Mr. Nathan Hong was established using his 2008 base salary which was then transitioned to the Company from CSB. Mr. Pearl negotiated his annual compensation with Mr. Baer, and his compensation was established in order to provide a competitive compensation package.

Elements of Executive Compensation

Base Salary. The Company has entered into employment agreements with each of Messrs. Unwin, Burge and Pearl. The annual base salaries for Mr. Unwin and Mr. Burge have been set at $800,000 and $400,000, respectively. During the term of their respective employment agreements, their annual base salaries may be increased by an amount determined by the Company in our sole and absolute discretion, but may not be decreased without the executives’ written consent. The employment agreement for Mr. Pearl provides for an annual base salary of $400,000, which will be paid in accordance with the normal payroll practices of the Company. Mr. Hong’s annual base salary has been set at $750,000, which will be paid in accordance with normal payroll practices of the Company.

Annual Incentive Compensation. Each of Mr. Unwin and Mr. Burge is entitled to a minimum annual bonus of $200,000, however; the actual amount of such bonus may be increased by the Company, in its sole and absolute discretion. The respective annual bonus for both Messrs. Unwin and Burge will be paid between January 1 and March 15 following the calendar year in which they were earned. Mr. Pearl is eligible to receive an annual, merit-based discretionary bonus consistent with Company policy, however no bonus was awarded for 2009. Mr. Hong earned a discretionary bonus equal to 33.0% of his base salary in 2009, as contemplated by our transition agreement with him.

Retention Incentive Compensation. Each of Mr. Unwin and Mr. Burge is entitled to earn a retention bonus based on continued employment through the date on which a sale of The Cosmopolitan is consummated. If, during the term of their respective employment agreements, The Cosmopolitan is sold to an unrelated third party and their employment has not terminated as of the completion of such sale, Mr. Unwin and Mr. Burge shall be paid a retention bonus of $4,500,000 and $1,000,000, respectively, within 60 days following the completion of the sale. The amount of the retention bonus for each of Mr. Unwin and Mr. Burge may be increased by the Company, in our sole and absolute discretion, based on, among other things, their respective contributions to the achievement of the Company’s objectives. If, as of the fourth anniversary of the effective date of their respective employment agreements, there has not been any sale of The Cosmopolitan and they remain employed, each of Mr. Unwin and Mr. Burge shall be paid 100% of their respective retention bonus. Similarly, if at any time during the term of their respective employment agreements, each of Mr. Unwin and Mr. Burge’s employment is terminated due to a shutdown of The Cosmopolitan, they shall be paid 100% of their respective retention bonus. If, during the term of his employment agreement, Mr. Unwin’s employment is terminated by the Company for any reason (other than for cause) or for no reason at any time, he shall be paid a pro-rata portion of the retention bonus calculated as of the date of termination of employment as follows: $166,666 per month for each month worked (calculated as of the monthly anniversary of the effective date) if the termination date is on or before December 1, 2010; or $2,000,000 if the termination date is on or after December 1, 2010, but on or before December 1, 2011; or $3,000,000 if the termination date is after

December 1, 2011, but on or before December 1, 2012; or $4,000,000 if the termination date is after December 1, 2012, but on or before December 1, 2013; or $4,500,000 if the termination date is after the fourth anniversary of the effective date. If, during the term of his employment agreement, Mr. Burge’s employment is terminated by the Company for any reason (other than for cause) or for no reason at any time, he shall be paid a pro-rata portion of the retention bonus calculated as of the date of termination of employment as follows: $20,833 per month for each month worked (calculated as of the monthly anniversary of the date of termination). Messrs. Unwin and Burge must execute a general release of claims in the form provided by the Company within 50 days of the event which triggers payment of the retention bonus prior to receipt of any payment in respect of such bonus. Messrs. Unwin and Burge will forfeit the retention bonus if, prior to the completion of any sale of The Cosmopolitan, they resign or are terminated by the Company for cause or due to death or disability.

401(k) Savings Plan. A 401(k) plan is available to all named executive officers after 90 days of employment. Participants may defer eligible compensation, which generally includes total pay, but excludes fringe benefits. In addition, participants over the age of 50 may also make catch-up contributions. The Company will make qualified matching contributions of up to 4.0% of eligible pay; these matching contributions are fully vested when made.

Fringe Benefits. Messrs. Unwin and Burge each are eligible to participate in all health, welfare, retirement, life insurance, disability, perquisite and similar plans, programs and arrangements generally available to employees of the Company from time to time. Messrs. Unwin and Burge also are entitled to 20 days of paid time off during each 12-month period, which they may carry forward up to one half of any unused paid time off to the subsequent 12-month period, and to all paid holidays allowed by the Company. Messrs. Hong and Pearl are each eligible to participate in the Company’s benefit plans and will be eligible to receive the usual benefits offered by the Company to executives at their level, including paid time off benefits. Messrs. Unwin, Burge, Hong and Pearl also are eligible for “Exec-U-Care,” a benefit which is designed to supplement the Company’s major medical plan by reimbursing executives and eligible dependents for health care expenses not covered by the underlying medical plan.

Compensation Actions in 2010

On February 1, 2010, the Company entered into a new employment agreement with Mr. Pearl to replace the prior arrangement which was scheduled to expire later this year. Pursuant to the employment agreement, Mr. Pearl’s annual base salary remained at $400,000 and Mr. Pearl became entitled to a signing bonus of $200,000. The employment agreement also provides for severance in an amount equal to twelve months’ of base salary (as in effect on the date of termination) if Mr. Pearl is terminated by the Company without cause, or if Mr. Pearl terminates his employment for “good reason” (as defined in the employment agreement).

On December 31, 2009, the Company entered into an employment agreement with Sherry Harris to serve as Chief Strategy Officer. The term of Ms. Harris’ employment commenced on January 18, 2010.

Compensation Committee Interlocks and Insider Participation

Our Board does not have a compensation committee. No interlocking relationship exists between the Members of the Board and the Board or compensation committee or similar committees of any other company.

EXECUTIVE COMPENSATION TABLES

We were formed on July 30, 2008 and have not generated any revenue from our integrated resort. The following tables and related discussion set forth compensation information for each of our named executive officers for services performed for us during 2009, the last completed fiscal year of the Company.

Summary Compensation Table for the Fiscal Year 2009

The following table sets forth summary information regarding the compensation awarded to, paid to or earned by each of our named executive officers for all services rendered in all capacities to us for the year ended December 31, 2009:

Name and Principal Position	Year	Salary ($)		Annual Bonus ($)	All Other Compensation ($)(1)	Total ($)
John Unwin Chief Executive Officer	2009	166,154	(2)	200,000	503,030	869,184

Jeffrey Burge Chief Financial Officer	2009	107,692	(3)	200,000	352	308,044

Nathan Hong Chief Development Officer	2009	750,000		247,500	51,240	1,048,740

Anthony Pearl General Counsel	2009	400,000		—	15,998	415,998

(1)	With respect to Mr. Unwin, the amounts in this column include (i) a $500,000 sign-on award (ii) $330 in life insurance premiums and (iii) $2,700 in reimbursements under “Exec-U-Care.” With respect to Mr. Burge, the amount in this column represents $352 in life insurance premiums. With respect to Mr. Hong, the amounts in this column include (i) $14,422, which represents the amount of the Company’s matching contribution for 2009 under the 401(k) plan, (ii) $1,785 in life insurance premiums, (iii) $19,245 in expense reimbursements related to travel to Las Vegas, (iv) $6,920 which represents a tax reimbursement with respect to the foregoing expense reimbursements and (v) $8,868 in reimbursement under “Exec-U-Care.” With respect to Mr. Pearl, the amounts in this column include (i) $11,646, which represents the amount of the Company’s matching contribution for 2009 under the 401(k) plan, (ii) $1,560 in life insurance premiums and (iii) $2,792 in reimbursements under “Exec-U-Care.”
(2)	Mr. Unwin commenced his duties with us on October 6, 2009.
(3)	Mr. Burge commenced his duties with us on September 14, 2009.

Employment Agreements

The Company has entered into employment agreements with Mr. Unwin, Mr. Burge, and Mr. Pearl.

Mr. Unwin’s Employment Agreement.

Term and Restrictive Covenants. We have entered into a four year employment agreement with Mr. Unwin to serve as Chief Executive Officer. Mr. Unwin commenced his duties on October 6, 2009. If we and Mr. Unwin do not reach an agreement to extend this agreement and his employment continues beyond the expiration of the initial four-year term, his employment will be “at-will” and either party may terminate the employment relationship at any time for any reason or no reason. Mr. Unwin’s agreement provides that for a period of six months following termination he shall not, for pay or otherwise, manage or engage in, supervise or assist others to perform similar activities in which he has engaged during the two previous years with any business that is within 100 miles of The Cosmopolitan engaged in or about to engage in gaming, casino/resort operations or management or marketing and/or soliciting on behalf of such entity. Mr. Unwin’s agreement generally provides that during the period of employment and for a period of six months following termination of employment for any reason whatsoever, he will not hire, offer employment to, or solicit any employee of the Company. The agreement also generally provides that for the six-month period following termination he will not retain, solicit, induce, or entice any client, customer or other business relationship of the Company to terminate, discontinue or otherwise cease or modify its relationship with the Company.

Cash Sign-On Award. Pursuant to Mr. Unwin’s employment agreement, he was granted a one-time award, in the amount of $500,000. If Mr. Unwin terminates employment prior to the completion of one year of service, he must repay the entire amount of the sign-on award. Mr. Unwin’s obligation to repay the award will be waived only in the event of his death, termination by the Company due to the shutdown of The Cosmopolitan, or termination by the Company for no reason or any reason other than for “cause” (as defined in the employment agreement), in each case, prior to the completion of one year of service.

Severance. The severance provisions of Mr. Unwin’s employment agreement are discussed below under the heading “Potential Payments upon Termination or Change in Control.”

Mr. Burge’s Employment Agreement.

Term and Restrictive Covenants. We have entered into an employment agreement with Mr. Burge to serve as Chief Financial Officer. Mr. Burge commenced his duties on September 14, 2009. Mr. Burge’s agreement provides that for a period of six months following termination he shall not, for pay or otherwise, manage or engage in, supervise or assist others to perform similar activities in which he has engaged during the two previous years with any business that is within 100 miles of The Cosmopolitan engaged in or about to engage in gaming, casino/resort operations or management or marketing and/or soliciting on behalf of such entity. Mr. Burge’s agreement generally provides that during the period of employment and for a period of six months following termination of employment for any reason whatsoever, he will not hire, offer employment to, or solicit any employee of, the Company. The agreement also generally provides that for the six-month period following termination he will not retain, solicit, induce, or entice any client, customer or other business relationship of the Company to terminate, discontinue or otherwise cease or modify its relationship with the Company.

Severance. The severance provisions of Mr. Burge’s employment agreement are discussed below under the heading “Potential Payments upon Termination or Change in Control.”

Mr. Pearl’s Employment Agreement. We have entered into an employment agreement with Mr. Pearl to serve as General Counsel. Mr. Pearl’s employment agreement specifies that he is employed in the capacity of General Counsel and commenced such duties on December 1, 2008. As discussed above under the heading “Compensation Actions in 2010”, on February 1, 2010, Mr. Pearl entered into a new three year employment contract in which he will assume the responsibilities of General Counsel. Upon expiration of the term, if Mr. Pearl remains employed by Company and the agreement has not been extended, he shall be an “at will” employee.

Mr. Hong’s Employment Agreement. Mr. Hong was provided with a transition agreement by CSB on July 29, 2008, which expired on February 28, 2009. Mr. Hong continues to be employed by the Company.

Potential Payments upon Termination or Change in Control

The following table presents our reasonable estimate of the benefits payable to our named executive officers in the event of certain qualifying terminations of employment or upon a change in control, assuming that such termination or change in control occurred on December 31, 2009. These amounts are intended to reflect the potential payments that would be payable as of December 31, 2009, based on the triggering events described herein, and do not necessarily represent amounts payable in the future.

Name	Trigger	Cash Severance ($)	Retention Bonus ($)	Total Value ($)
John Unwin	Termination without cause	1,200,000	500,000	1,700,000
	Termination upon change in control	—	4,500,000	4,500,000
	Termination upon Death or Disability	—	—	—
Jeffrey Burge	Termination without cause	200,000	62,500	262,500
	Termination upon change in control		1,000,000	1,000,000
	Termination upon Death or Disability	—	—	—
Anthony Pearl	Termination without cause	200,000	—	200,000
	Termination upon change in control	—	—	—
	Termination upon Death or Disability	—	—	—

Mr. Unwin. Pursuant to his employment agreement, if the Company terminates Mr. Unwin’s employment for any reason (other than for cause) or for no reason, he would be eligible to receive cash severance equal to eighteen months of his annual base salary (which totals $1,200,000), payable in a lump sum. No payments will be made unless Mr. Unwin executes a general release of claims in the form provided to him by the Company and the release becomes effective. The termination provisions related to Mr. Unwin’s retention bonus are discussed above under the heading “Retention Incentive Compensation.”

Mr. Burge. Pursuant to his employment agreement, if the Company terminates Mr. Burge’s employment for any reason (other than for cause) or for no reason, he would be eligible to receive cash severance equal to six months of his annual base salary (which totals $200,000), payable in a lump sum. No payments will be made unless Mr. Burge executes a general release of claims in the form provided to him by the Company and the release becomes effective. The termination provisions related to Mr. Burge’s retention bonus are discussed above under the heading “Retention Incentive Compensation.”

Mr. Pearl. Pursuant to his employment agreement as in effect on December 31, 2009, if the Company had terminated Mr. Pearl’s employment without cause (as defined in the employment agreement), assuming such termination had occurred on December 31, 2009, Mr. Pearl would have been entitled to receive cash severance equal to six months’ base salary. As discussed above under the heading “Compensation Actions in 2010,” upon a qualifying termination of employment, Mr. Pearl would be entitled to a cash severance payment equal to 12 months’ base salary (which totals $400,000) under the employment agreement that went into effect on February 1, 2010.

Director Compensation

The Members of the Board do not receive any compensation for their service on the Board.

Item 7	Certain Relationships and Related Transactions, and Director Independence

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The Company is involved in significant financing and other transactions with certain of its affiliates.

The following table sets forth amounts held with, receivable from and payable to affiliates as of December 31, 2009 and 2008 (in thousands):

	2009	2008

Cash held with affiliate	$3,641	$844
Subscribed capital receivable from Deutsche Bank	500	500
Construction loan payable to affiliate	2,017,057	1,435,868
Interest payable to affiliate	1,059	1,958

Deutsche Bank also provides certain administrative and other support services to the Company, including accounting, development management, procurement and logistics, and legal. The Company was charged $320,000 during the year ended December 31, 2009 and $0 during the period ended December 31, 2008 for these services.

On March 3, 2010, the management board of Deutsche Bank approved a committed credit facility that will be available to the Company. The approved amount of the credit facility is $1.6 billion, which is in addition to the existing $2.0 billion in construction loan borrowings as of December 31, 2009.

Amended and Restated Limited Liability Company Agreement

The voting, management and other powers of holders of Class A Membership Interests and Class B Membership Interests of the Company, and the Board are governed by the Amended and Restated Limited Liability Company Agreement. For a description of certain material provisions, see “Item 1. Business – Agreements Governing the Operation of The Cosmopolitan – Amended and Restated Limited Liability Company Agreement.”

Operating Agreement of Nevada Voteco LLC

For a description of certain material provisions, see “Item 1. Business – Agreements Governing the Operation of The Cosmopolitan – Operating Agreement of Nevada Voteco LLC.”

Transfer Restriction Agreement

For a description of certain material provisions, see “Item 1. Business – Agreements Governing the Operation of The Cosmopolitan – Transfer Restriction Agreement.”

Letter Agreement

For a description of certain material provisions, see “Item 1. Business – Agreements Governing the Operation of The Cosmopolitan – Letter Agreement.”

Credit Facility

The Company maintains a $3.9 billion credit facility with DBCI, $2.0 billion of which was outstanding as of December 31, 2009. Subsequent to December 31, 2009, $1.6 billion of the remaining facility has been converted to a committed line and the balance is uncommitted. At or around the time of the opening of The Cosmopolitan, it is anticipated that the outstanding balance of the construction loan payable to affiliate will be converted into a five year term loan granting a first lien interest in the Property to the lender, DBCI. The term loan will likely carry a LIBOR based interest rate including a liquidity spread that will be determined in the future. Interest will be payable quarterly in arrears and will be due when the interest rate resets each quarter. Principal repayment will be due on the fifth year anniversary of the term loan.

Post opening construction draws will continue to be available to fund the remaining construction of the Project. These additional construction draws will be converted into term debt as described above when the Project is fully completed. Funding for operating needs after opening will be available on a revolving basis from DBCI. All outstanding debt will become due and payable upon a change of control of the Company.

Directors

Jeff Baer, Stuart Clarke, Thomas Fiato and Donna Milrod are also officers of Deutsche Bank or affiliates thereof.

Other

For certain additional disclosure regarding affiliate transactions see Notes 8 and 9 to our consolidated financial statements included in this registration statement.

DIRECTOR INDEPENDENCE

Although we are not subject to the rules promulgated by the Nasdaq Stock Market, we have used the independence requirements set forth in these rules as a benchmark to determine whether our Members of the Board are independent. Certain of the Members of the Board do not meet the independence requirements set forth in the rules promulgated by the Nasdaq Stock Market because they are also an officer of Deutsche Bank or affiliates thereof. However, given that the Voteco Members will have direct control over us, we do not believe it is necessary to elect independent board members at this time. The Board does not currently maintain a separately designated audit, compensation or nominating committee.

Item 8	Legal Proceedings

During the period from 2005 to 2007, the Previous Owner and CSB entered into binding purchase and sale contracts (the “Purchase Contracts”) for the purchase and sale of 1,821 condominium-hotel units during the development and construction stage of the Property. These Purchase Contracts were acquired by the Company in connection with acquisition of the Property at the foreclosure sale on September 3, 2008. The total sales proceeds associated with the Purchase Contracts, if all of the Purchase Contracts were to close pursuant to their terms, would be approximately $1.4 billion. Upon or shortly after signing the Purchase Contracts, the purchasers deposited into escrow 20% of the applicable purchase price as a non-refundable earnest money deposit, which totaled approximately $307 million at December 31, 2008, including interest accrued thereon. Beginning in late 2008, certain purchasers, both individually and as part of several large-scale class actions, filed legal actions and arbitrations against the Company seeking to rescind the Purchase Contracts and receive a return of their earnest money deposits. The purchasers claimed, among other things, that the opening of The Cosmopolitan had been unreasonably delayed, which was alleged to be a breach by the Company of the Purchase Contracts. We have and continue to vigorously defend these claims.

Despite the Company’s continued position that these claims are without merit, the Company entered into settlement discussions with class counsel and various purchasers and their respective counsel in an effort to avoid costly and time-consuming litigation, gain a measure of certainty around completion and operation of The Cosmopolitan and address the stated desire of the majority of the purchasers to cancel their Purchase Contracts. On December 14, 2009, the District Court of Clark County, Nevada entered a final order approving a class settlement between the Company and a settlement class comprised of 1,050 purchasers in the West Tower of the Property, whereby such purchasers received a return of 74.4% of their earnest money deposit, less attorneys’ fees, with the Company retaining the remaining 25.6% of the earnest money deposits, plus 100% of the interest accrued thereon. Purchasers of 267 West Tower units elected to “opt out” of the class action settlement, and thus remain bound by their Purchase Contracts. Many of these West Tower purchasers continue to pursue their claims against the Company seeking a full refund of their earnest money deposits.

On April 6, 2010, the District Court of Clark County, Nevada entered a final order approving a class action settlement between the Company and a settlement class comprised of 427 unit purchasers in the East Tower of the Property. Under the approved terms, the unit purchasers will receive a refund of 68% of their earnest money deposits, less attorneys’ fees, and the Company will retain the remaining 32% of the earnest money deposits, plus all interest accrued thereon. 63 East Tower purchasers elected to opt-out of, and not participate in the settlement, thus preserving their legal and contractual rights.

Item 9	Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters

MARKET INFORMATION

There currently is no established public trading market for our membership interests. As of December 31, 2009, none of our membership interests were subject to any outstanding options or warrants, and we had not issued any securities convertible into our membership interests. As of December 31, 2009, none of our membership interests could be sold under Rule 144 of the Securities Act of 1933, as amended.

HOLDERS

As of March 31, 2010, there was one holder of record of our Class A Membership Interests and our Class B Membership Interests.

DIVIDENDS

We have not in the past paid cash distributions on our membership interests. We currently intend to retain all available funds and any future earnings for use in the operation and expansion of our business and do not anticipate paying any cash distributions in the foreseeable future.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

As of March 31, 2010, we did not maintain any equity compensation plans.

Item 10	Recent Sales of Unregistered Securities

None.

Item 11	Description of Registrant’s Securities to be Registered

CLASSES OF MEMBERSHIP INTERESTS

We have two classes of membership interests: Class A Membership Interests and Class B Membership Interests. The holders of Class A Membership Interests are entitled to vote on any matter to be voted upon by the Voteco Members. Except as provided by law, the holders of Class B Membership Interests do not have any right to vote, but have all the economic interests in the Company.

ADDITIONAL CAPITAL CONTRIBUTIONS

The Amended and Restated Limited Liability Company Agreement provides that no member will be required to make any contribution to the Company’s capital. The Board may determine from time to time that additional capital is necessary or appropriate to enable the Company to conduct its activities and may seek additional capital contributions from the holders of Class B Membership Interests on such terms as the Board may propose in its sole discretion.

ALLOCATIONS AND DISTRIBUTIONS

The Amended and Restated Limited Liability Company Agreement provides that the Company’s net profits or net losses shall be determined on an annual basis in accordance with the manner determined by the Board. All profits and losses shall be allocated entirely to the holders of Class B Membership Interests. Subject to compliance with applicable law, the Amended and Restated Limited Liability Company Agreement provides that the Company shall make distributions of available cash net of reasonable reserves quarterly, or in the sole discretion of the Board, more frequently, to the extent available. Any such distributions and all distributions in liquidation of the Company shall be made entirely to the holders of Class B Membership Interests. Holders of Class A Membership Interests shall not be allocated any profits or losses or be entitled to receive any distributions of the Company.

RESTRICTIONS ON TRANSFER

The Transfer Restriction Agreement will provide that Nevada Voteco agrees not to transfer ownership of any equity interests in the Company, except that if Nevada Mezz proposes to transfer any of its non-voting interests in the Company to an approved purchaser, then Nevada Mezz shall have an option to purchase from Nevada Voteco a corresponding number of Class A Membership Interests in the Company. Each Voteco Member shall also agree not to transfer any of the Nevada Voteco equity interests owned by such Voteco Member except pursuant to the Voteco Operating Agreement or as approved by Nevada Mezz.

GAMING APPROVALS

The Amended and Restated Limited Liability Company Agreement provides that immediately prior to the Company obtaining the necessary licenses and approvals from the Nevada Gaming Authorities to operate the gaming-related activities at The Cosmopolitan, the Class A Membership Interests will be transferred from Nevada Mezz to Nevada Voteco.

DISTRIBUTIONS UPON LIQUIDATION

We may be dissolved upon the decision of a majority of our Board and upon decree of judicial dissolution under the applicable law. In the event of dissolution, the proceeds from the liquidation of our assets, after payment and discharge of all of our debts and liabilities, will be distributed entirely to the holders of Class B Membership Interests in accordance with, and subject to, the relevant provisions of the law. No distributions in liquidation will be made to the holders of Class A Membership Interests.

NO SINKING FUND PROVISIONS OR RIGHTS TO REDEMPTION OR CONVERSION

Holders of Class A Membership Interests or Class B Membership Interests have no redemption rights or conversion rights and do not benefit from any sinking fund.

Item 12	Indemnification of Directors and Officers

The Amended and Restated Limited Liability Company Agreement provides that neither a member nor any affiliate, officer, director, manager or Members of the Board (collectively, “Related Persons”) shall be liable, responsible or accountable, whether directly or indirectly, in contract or tort or otherwise, to us or to any other member for any damages asserted against, suffered or incurred by us or such other member arising out of, relating to or in connection with any act or failure to act by such Related Person pursuant to the Amended and Restated Limited Liability Company Agreement or otherwise with respect to our business and affairs except damages resulting primarily from acts or omissions of such Related Person which (a) were taken or omitted in bad faith or (b) constituted intentional misconduct, fraud or gross negligence or knowing breach of this Agreement or knowing violation of law. No Related Person shall be liable to us or any other member for any action taken or omitted to be taken by any other member or Member of the Board. Furthermore, no Related Person is liable for any of our debts, obligations or liabilities whether arising in contract or tort or otherwise, solely by reason of such Related Person being a member or Member of the Board of us or participating in the conduct of our business.

We shall, to the maximum extent permitted by applicable law, indemnify and hold harmless all Related Persons, and we and each member shall release each Related Person, to the fullest extent permitted by law, from and against any and all damages, including, without limitation, damages incurred in investigating, preparing or defending any action, claim, suit, inquiry, proceeding, investigation or appeal taken from any of the foregoing by or before any court or governmental, administrative or other regulatory agency, body or commission, whether pending or threatened, whether or not a Related Person is or may be a party thereto, which arises out of, relates to or is in connection with this Agreement or the management or conduct of our business or affairs, except for any such Damages that are finally found by a court of competent jurisdiction to have resulted primarily from the bad faith, intentional misconduct, fraud, gross negligence of, or knowing breach of Amended and Restated Limited Liability Company Agreement or knowing violation of law by, the Related Person seeking indemnification. The termination of any proceeding by settlement shall not be deemed to create a presumption that the Related Person involved in such settlement acted in a manner which constituted bad faith, intentional misconduct or a knowing violation of law. All judgments against a Related Person wherein such Related Person is entitled to indemnification shall, to the extent available, be satisfied from our assets.

Item 13	Financial Statements and Supplementary Data

See the Index to Financial Statements beginning on page F.

Item 14	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 15	Financial Statements and Exhibits

(a)	List separately all financial statements filed.

See Index to Financial Statements beginning on Page F.

(b)	Exhibits

See “Exhibit Index” below.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

NEVADA PROPERTY 1 LLC

April 9, 2010	By:	/S/ JEFFREY BURGE
Jeffrey Burge
Chief Financial Officer

EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION

3.1*	Certificate of Formation, dated as of July 30, 2008, for Nevada Property 1 LLC.

3.2*	Amended and Restated Limited Liability Company Agreement of Nevada Property 1 LLC, dated as of April 2, 2010, by Nevada Mezz 1 LLC.

3.3*	Form of Operating Agreement of Nevada Voteco LLC, by and among the initial members of Nevada Voteco LLC and any members admitted to Nevada Voteco LLC after such date.

10.1*	Form of Transfer Restriction Agreement, by and among Jeff Baer, Stuart Clarke, Thomas Fiato and Donna Milrod, Nevada Voteco LLC and Nevada Mezz 1 LLC.

10.2*	Form of Letter Agreement, between Deutsche Bank AG New York Branch and Jeff Baer, Stuart Clarke, Thomas Fiato and Donna Milrod.

10.3*†	Employment Agreement, dated July 16, 2009, between Nevada Employer LLC and John Unwin.

10.4*†	Employment Agreement, dated September 1, 2009, between Nevada Employer LLC and Jeffrey Burge.

10.5*†	Employment Agreement, dated December 31, 2009, between the Nevada Employer LLC and Sherry Harris.

10.6*†	Transition Agreement, dated July 29, 2008, between Cosmo Senior Borrower LLC and Nathan Hong.

10.7*†	Employment Agreement, dated February 1, 2010, between Nevada Employer LLC and Anthony Pearl.

21.1*	Subsidiaries of the Registrant.

*	Filed herewith.
†	Indicates management contract or compensatory plan.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

NEVADA PROPERTY 1 LLC AND SUBSIDIARIES

(A Delaware Limited Liability Company)

F

Report of Independent Registered Public Accounting Firm

The Member

Nevada Property 1 LLC:

We have audited the accompanying consolidated balance sheets of Nevada Property 1 LLC and subsidiaries (the “Company”), a Delaware limited liability company and an indirect wholly-owned subsidiary of Deutsche Bank AG New York Branch, as of December 31, 2009 and 2008, and the related consolidated statements of operations, members’ equity (deficit), and cash flows for the year ended December 31, 2009 and the period from July 30, 2008 (inception) to December 31, 2008. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company and subsidiaries as of December 31, 2009 and 2008, and the results of their operations and their cash flows for the year ended December 31, 2009 and the period from July 30, 2008 (inception) to December 31, 2008, in conformity with US generally accepted accounting principles.

/s/ KPMG LLP

San Diego, California

April 9, 2010

NEVADA PROPERTY 1 LLC AND SUBSIDIARIES

(A Delaware Limited Liability Company)

Consolidated Balance Sheets

December 31, 2009 and 2008

(In thousands)

	2009	2008
Assets

Current assets:
Cash and cash equivalents	$5,118	$1,987
Other assets	2,337	1,407

Total current assets	7,455	3,394

Land and construction in progress	2,093,970	1,496,872
Restricted cash	139,770	309,907
Prepaid commissions	22,930	44,837
Other assets	29,963	32,861

Total assets	$2,294,088	$1,887,871

Liabilities and Member’s Equity (Deficit)

Current liabilities:
Accounts payable	$48,217	$60,554
Accounts payable – retention	59,868	83,459
Accrued liabilities	2,961	2,892

Total current liabilities	111,046	146,905

Interest payable to affiliate	1,059	1,958
Deferred revenue	139,406	306,245
Construction loan payable to affiliate	2,017,057	1,435,868

Total liabilities	2,268,568	1,890,976

Commitments and contingencies (note 11)	—	—

Member’s equity (deficit)	25,520	(3,105)

Total liabilities and member’s equity (deficit)	$2,294,088	$1,887,871

See accompanying notes to consolidated financial statements.

NEVADA PROPERTY 1 LLC AND SUBSIDIARIES

(A Delaware Limited Liability Company)

Consolidated Statements of Operations

Year ended December 31, 2009 and the

period from July 30, 2008 (inception) to December 31, 2008

(In thousands)

	2009	2008
Expenses:
Pre-opening expenses	$4,709	$4,628
Depreciation and amortization	586	409

Total expenses	5,295	5,037

Loss before other income (expense)	(5,295)	(5,037)

Other income (expense):
Net settlement and default income (note 11)	34,508	1,588
Interest income	614	344
Interest expense	(338)	—
Loss on disposal of assets	(864)	—

Total other income	33,920	1,932

Net income (loss)	$28,625	$(3,105)

See accompanying notes to consolidated financial statements.

NEVADA PROPERTY 1 LLC AND SUBSIDIARIES

(A Delaware Limited Liability Company)

Consolidated Statements of Member’s Equity (Deficit)

Year ended December 31, 2009 and the

period from July 30, 2008 (inception) to December 31, 2008

(In thousands)

Balance at July 30, 2008 (inception)	$—

Subscribed capital	500

Subscribed capital receivable from Member	(500)

Net loss	(3,105)

Balance at December 31, 2008	(3,105)

Net income	28,625

Balance at December 31, 2009	$25,520

See accompanying notes to consolidated financial statements.

NEVADA PROPERTY 1 LLC AND SUBSIDIARIES

(A Delaware Limited Liability Company)

Consolidated Statements of Cash Flows

Year ended December 31, 2009 and the

period from July 30, 2008 (inception) to December 31, 2008

(In thousands)

	2009	2008
Cash flows from operating activities:
Net income (loss)	$28,625	$(3,105)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	586	409
Loss on disposal of assets	864	—
Changes in operating assets and liabilities:
Restricted cash	170,137	(3,454)
Prepaid commissions	20,707	(865)
Other assets	1,718	(8,278)
Accounts payable	(12,337)	(55,770)
Accrued liabilities	69	(173)
Interest payable to affiliate	(899)	1,958
Deferred revenue	(166,839)	(221)

Net cash provided by (used in) operating activities	42,631	(69,499)

Cash flows from investing activities:
Construction in progress	(620,689)	(311,534)

Net cash used in investing activities	(620,689)	(311,534)

Cash flows from financing activities:
Borrowings under construction loan payable to affiliate	581,189	383,020

Net cash provided by financing activities	581,189	383,020

Increase in cash and cash equivalents	3,131	1,987
Cash and cash equivalents at beginning of period	1,987	—

Cash and cash equivalents at end of period	$5,118	$1,987

Supplemental disclosure of noncash investing activity: Change in accrued additions to construction in process	$23,591	$(16,595)

See accompanying notes to consolidated financial statements

NEVADA PROPERTY 1 LLC AND SUBSIDIARIES

(A Delaware Limited Liability Company)

Notes to Consolidated Financial Statements

December 31, 2009

1. Organization and Description of the Business

Nevada Property 1 LLC (the “Company”) and subsidiaries is a Delaware limited liability company and an indirect wholly-owned subsidiary of Deutsche Bank AG New York Branch (the “Member”). The Company was formed on July 30, 2008 for the purpose of holding the first lien mortgage loan on the property, The Cosmopolitan of Las Vegas (the “Property” or “The Cosmopolitan”) and ultimately foreclosing on that property. In accordance with the operating agreement, the Company shall continue in perpetuity until dissolved upon the election of the Member or through a judicial dissolution under Section 18-802 of the Delaware Limited Liability Company Act.

The Company’s wholly-owned subsidiaries are Nevada Restaurant Venture 1 LLC, which was formed on November 29, 2009 as a limited liability company under the laws of the State of Delaware and Nevada Retail Venture 1 LLC, which was formed on November 29, 2009 as a limited liability company under the laws of the State of Delaware. To date these subsidiaries have not had any significant operating activities.

Prior to foreclosure, the Property was owned and was being developed by a company known as Cosmo Senior Borrower, LLC (“CSB”). On January 15, 2008, Deutsche Bank, the sole lender under the first lien construction loan, determined that CSB was in default and initiated foreclosure proceedings. Development of the Property continued during the time that the foreclosure action was proceeding. The foreclosure was completed on September 3, 2008. The Company intends to complete the development of the Property and expects to open and commence operations in December 2010.

At acquisition, the Property, consisting primarily of land and construction in progress (“CIP”), was recorded at fair value based in part on an appraisal performed by an independent third party appraiser. The appraisal was performed in conjunction with the foreclosure process completed in September 2008. Restricted cash, prepaid commissions, other assets, other property-related assumed liabilities and deferred revenue, were recorded at their carrying values, which approximated their fair values. No subsequent adjustments have been made to the acquisition date fair values.

The initial balances upon acquisition were recorded as follows (in thousands):

Restricted cash	$306,453
Prepaid commissions	44,465
Land and construction in progress	1,168,743
Other assets	25,904
Other property–related assumed liabilities	(186,251)
Deferred revenue	(306,466)

Net assets acquired	$1,052,848

Net assets acquired were financed via a construction loan from an affiliate (see note 8 for further discussion).

2. Summary of Significant Accounting Policies

(a) Basis of Presentation

The Company’s consolidated financial statements are prepared in accordance with US generally accepted accounting principles (“US GAAP”). The consolidated financial statements of the Company include the accounts of the Company and its subsidiaries. All material intercompany transactions and balances have been eliminated upon consolidation.

As previously noted, the Company is an indirect wholly-owned subsidiary of the Member. In the normal course of business, the Company’s operations may include significant transactions conducted with the Member or affiliated entities of the Member.

(b) Cash and Cash Equivalents

The Company considers cash and cash equivalents to include cash in banks, and deposits with financial institutions that can be liquidated without prior notice or penalty. The Company generally considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

Cash and cash equivalents are held in checking, savings, and liquid investment accounts at various financial institutions. The combined account balance at any given institution may exceed Federal Deposit Insurance Corporation (“FDIC”) insurance coverage and, as a result, there is a concentration of credit risk related to amounts on deposit in excess of FDIC insurance coverage. Management believes, based on the quality of the financial institutions, that the risk is not significant.

(c) Fair Value of Financial Instruments

The carrying value of the Company’s cash and cash equivalents, restricted cash, prepaid expenses, and accounts payable approximates fair value due to their short-term maturities. All of the Company’s debt is held by an affiliate and the interest rates reset to an internal borrowing rate determined by the affiliate. Given the related party nature of the Company’s debt, it is unlikely that the Company could obtain similar financing on the same terms with a third party in an arm’s length transaction.

(d) Land and Construction in Progress

Land and CIP includes land, land development costs, pre-construction costs, construction costs, interest incurred on financing, property taxes, insurance and overhead costs related to development. Included in pre-construction costs are architectural fees and site, soil, and engineering costs. Included in land development costs are on-site construction costs and other direct and indirect expenditures. Interest and property taxes are capitalized to CIP beginning when development activities commence, and ending when the qualifying assets are ready for their intended use. Sales and marketing costs are expensed as incurred. Capitalized project costs are allocated to specific venues within the Property using specific identification where feasible. Costs that are not specifically attributable to a particular venue will be allocated using methodologies deemed appropriate to the cost and areas benefited at the completion of the Property. Land and CIP are accounted for at cost subject to periodic review for impairment.

(e) Impairment of Long-Lived Assets

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. For assets to be held and used, the Company reviews these assets for impairment whenever indicators of impairment exist. If an indicator of impairment exists, the Company compares the estimated future cash flows of the asset, on an undiscounted basis, to the carrying value of the asset. If the undiscounted cash flows exceed the carrying value, no impairment is indicated. If the undiscounted cash flows do not exceed the carrying value, then impairment is measured as the difference between fair value and carrying value, with fair value typically based on a discounted cash flow model. If an asset is still under development, future cash flows include remaining construction costs.

The evaluation of anticipated cash flows is highly subjective and is based in part on assumptions regarding future results and capital requirements that could differ materially from actual results in future periods. As of and for the year ended December 31, 2009 and the period from July 30, 2008 (inception) through December 31, 2008, no assets have been identified as impaired and no such impairment losses have been recognized under US GAAP.

(f) Deferred Revenue

The Company records nonrefundable deposits received under condominium sale agreements as deferred revenue. These amounts will be recognized as revenue upon closing of the sale of the condominium, except in the case of a proven default by the Company. Interest earned on escrow deposits is deferred and will be recognized in other income within the Consolidated Statement of Operations at closing or any other termination of the sales contract, except in the case of a proven default by the Company. Income resulting from legal settlements reached with the condominium purchasers or arising due to buyer default is recognized within other income within the Consolidated Statement of Operations (refer to note 11 for further discussion).

(g) Pre-opening Costs

Pre-opening costs, consisting primarily of direct salaries and wages, legal and consulting fees, insurance, utilities and advertising and marketing, are expensed as incurred.

(h) Income Taxes

Under provisions of the Internal Revenue Code and applicable state laws, single member limited liability companies are not subject to income taxes, but shall be disregarded as an entity separate from the Member. Accordingly, no provision has been made for such taxes in the Company’s consolidated financial statements, as any such taxes are the responsibility of the Member. The difference between the book and tax bases of the Company’s assets and liabilities as of December 31, 2009 is not material.

(i) Use of Estimates

The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of income and expenses during the reporting period. Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment, which management believes to be reasonable under the circumstances. Adjustments of such estimates and assumptions are made when facts and circumstances dictate. Significant items subject to such estimates and assumptions include those used in assessing potential impairment of the Property. Illiquid credit markets, volatile equity, foreign currency, and energy markets, and declines in consumer spending have combined to increase the uncertainty inherent in such estimates and assumptions. As future events and their effects cannot be determined with precision, actual results could differ significantly from these estimates. Changes in those estimates resulting from continuing changes in the economic environment will be reflected in the financial statements in future periods.

(j) Newly Issued Accounting Pronouncements

In May 2009, the Financial Accounting Standards Board (“FASB”) issued accounting guidance which sets forth principles and requirements for subsequent events, specifically (i) the period during which management should evaluate events or transactions that may occur for potential recognition and disclosure, (ii) the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date, and (iii) the disclosures that an entity should make about events and transactions occurring after the balance sheet date. The guidance is effective for interim reporting periods ending after June 15, 2009. The adoption of this guidance did not have a significant impact on the consolidated financial statements.

On July 1, 2009, the FASB Accounting Standards Codification (“Codification”) became the authoritative source of accounting principles to be applied to financial statements prepared in accordance with US GAAP. In accordance with the Codification, any references to accounting literature will be to the relevant topic of the Codification or will be presented in plain English. The Codification is not intended to change or alter existing US GAAP. The adoption of the Codification did not have a significant impact on the consolidated financial statements.

3. Other Current Assets

Other current assets consist of the following (in thousands):

	2009	2008
Prepaid expenses	$1,693	$493
Security deposits	644	914

Total	$2,337	$1,407

4. Prepaid Commissions

Prepaid commissions are the amount of sales commissions paid on the sale of the condominiums. One-third of the total commission was due and payable when the contract was signed and the buyer remitted a deposit for the first 10% of the purchase price. The next one-third of the commission was due and payable when the buyer remitted a deposit for the second 10% of the purchase price. The remaining commission is due at closing. Sales commissions are deferred expenses that are recognized either upon closing of the condominium sale or at the termination of the sale contract. In the event that the contract is terminated for a reason other than the closing of the condominium sale, management believes that the Company would not be liable for the remaining unpaid commission amount and the likelihood to recover amounts previously paid is remote.

5. Land and Construction in Progress

Land and CIP consist of the following at December 31, 2009 and 2008 (in thousands):

	2009	2008
Land	$109,394	$109,116
Construction in progress	1,984,576	1,387,756

Total	$2,093,970	$1,496,872

CIP includes capitalized interest of $10.2 million and $10.8 million for the year ended December 31, 2009 and for the period ended December 31, 2008, respectively.

6. Owner Controlled Insurance Program

The Company maintains a comprehensive owner controlled insurance program that provides insurance coverage for the Property. The program provides the following coverage: workers’ compensation, primary general liability, excess liability, pollution legal liability, builder’s risk, design and engineering, and executive officer coverage. All of the subcontractors working on the Property are required to enroll in the program.

The Company is exposed to the first loss in the event a claim is filed under either the workers compensation or general liability portions of the program. The program requires that the Company fund a loss payout account that is reserved for the payment of claims. Claims that exceed the maximum loss amount of $500,000 per claim are covered by a traditional insurance program. The loss payout account receives interest at a rate based on the terms of the policy.

Once The Cosmopolitan is completed and the policies are closed out, the loss payout account will remain open and continue to pay claims until all claims are paid and closed or until the Company’s obligations have been met. The general liability claims period remains open for 10 years following the completion of The Cosmopolitan in compliance with Nevada regulations. Workers’ compensation claims remain open until all claims are settled. Once all claims are paid and all obligations are settled, any residual funds in the loss payout account will be returned to the Company. The Company believes the existing balance in the loss payout account as of December 31, 2009 will be sufficient to pay all existing and expected future claims related to the Property.

The table below summarizes the life to date activity in the loss payout account (in thousands):

Initial deposits made	$29,700
Claims paid	(1,808)
Interest earned	1,870

Balance as of December 31, 2008	$29,762
Claims paid	(1,650)
Interest earned	612

Balance as of December 31, 2009	$28,724

The net balance of deposits in the loss payout account is classified as other assets in the accompanying consolidated balance sheets. At December 31, 2008, the Company was obligated to make additional contributions of $4.8 million to the loss payout account based on the original estimated insurance liability for the Property. Although the obligation to fund the potential exposure was waived in 2009 based on actual loss experience, the Company remains at risk for this exposure and may be required to fund the account in the future at the discretion of the insurer.

7. Restricted Cash

Restricted cash consists primarily of proceeds held in interest bearing escrow accounts of non-refundable condominium sales deposits of $125.5 million and $274.4 million and accrued interest on those funds of $13.8 million and $31.7 million, totaling $139.3 million and $306.1 million at December 31, 2009 and 2008, respectively (refer to note 11 for further discussion).

8. Construction Loan Payable to Affiliate

The Company maintains a $3.9 billion credit facility with Deutsche Bank AG Cayman Island Branch (“DBCI”), a Branch of Deutsche Bank AG. The Company borrows on an unsecured basis from DBCI. Borrowings carry internal borrowing interest rates which reset every three months. The Company expects to begin paying interest on the loan once The Cosmopolitan is operational. The Company borrows on an unsecured basis from DBCI. All outstanding debt will become due and payable upon a change of control of the Company.

The total amount of the construction loan payable to affiliate at December 31, 2009 and 2008 was $2.0 billion and $1.4 billion, respectively. Additionally, at December 31, 2009 and 2008, the Company had accrued interest payable to affiliate of $1.0 million and $2.0 million, respectively, with a weighted-average interest rate of approximately 0.28% and 1.80%, respectively. Due to the unique nature of this affiliate loan combined with the disruption in the credit markets over the past few years, it is not practicable to estimate the fair value of this loan. As an affiliate, the Company borrows at interest rates that are significantly lower than interest rates observed in the market for similar companies. Therefore, a reasonable third party lender would pay a significant discount on a loan with similar terms and conditions.

Subsequent to the year end, $1.6 billion of the Company’s loan facility was converted into a committed facility (see note 12 for further discussion).

9. Related Party Transactions

The Company is involved in significant financing and other transactions with certain of its affiliates.

The following table sets forth amounts held with, receivable from and payable to affiliates as of December 31, 2009 and 2008 (in thousands):

	2009	2008

Cash held with affiliate	$3,641	$844
Subscribed capital receivable from Member	500	500
Construction loan payable to affiliate	2,017,057	1,435,868
Interest payable to affiliate	1,059	1,958

The Member also provides certain administrative and other support services to the Company, including accounting, development management, procurement and logistics, and legal. The Company was charged $320,000 during the year ended December 31, 2009 and $0 during the period ended December 31, 2008 for these services.

10. Lease Obligations

The Company leases office space, parking, and office equipment under various operating lease arrangements.

Future minimum lease payments under these operating leases are as follows at December 31, 2009 (in thousands):

2010	$1,976
2011	22
2012	14

Total	$2,012

Rent payments under these leases totaled $5.4 million and $2.6 million for the year ended December 31, 2009 and period from July 30, 2008 (inception) through December 31, 2008, respectively. Lease payments made in support of sales and preopening activities were recognized as expense. Payments attributable to the construction of the Property were capitalized in CIP.

11. Commitments and Contingencies and Litigation

(a) Property General Contractor and other purchase obligations

The Company has engaged Perini Building Company (“Perini”) to act as the general contractor for of the Property. Perini operates under a Guaranteed Maximum Price (“GMP”) contract that defines the scope of work to be performed, establishes the budget for the scope of work, and sets the general time scale of the job. As of December 31, 2009 and 2008, remaining amounts expected to be paid to Perini under the GMP and approved change orders totaled $0.65 billion and $1.3 billion, respectively.

The Company has engaged Related Cosmo Developer LLC (“Related”) to manage and supervise the development and construction of the Property. As of December 31, 2009, remaining amounts expected to be paid to Related totaled $4.5 million.

As of December 31, 2009, the Company had various purchase obligations under open purchase orders and contracts totaling $39.7 million.

(b) Jockey Club Agreement

Upon acquisition, the Company, as lessor, assumed a 99-year lease agreement with the Jockey Condominium, Inc. (“JCI”), the homeowner’s association of a timeshare condominium development located adjacent to the Property. Under the terms of the agreement, the Company is required to provide nonexclusive access and use to various public portions of the Property, and provide 358 parking spaces in the Property parking facility for the condominium development’s use. Although, JCI is not required to pay base rent, the agreement provides that JCI shall pay operating expenses associated with the parking spaces for their allocable share of the parking facility.

(c) Condominium Litigation

The Company is a named defendant in a number of lawsuits and arbitrations concerning the purchase and sale of condominium units located within the East and West Towers of the Property. Class actions could potentially aggregate the individual claims of hundreds of claimants. The thrust of the claims are virtually the same in every matter. The plaintiffs allege, among other things, that delays in the completion of the Property constitute a material breach by the Company, thus permitting the plaintiff/buyer to rescind their contract and receive a full refund of their earnest money deposit, plus interest thereon. The Company is represented in each of these matters by outside legal counsel. For each of these claims, the Company believes that it has a strong legal defense, and intends to vigorously defend its position. Nevertheless, the Company is strategically pursuing settlement discussions with various claimants. It is difficult at this stage to predict a likely outcome, but there is a possibility that if these cases made their way to a final ruling on the merits, the claimants could be awarded their full deposit, interest accrued thereon, plus reasonable attorneys’ fees. None of these claims are likely to be insured claims. In December 2009, the Company finalized a class action settlement with 1,050 condominium purchasers in the West Tower of the Property, with said purchasers receiving 74.4% of their principal deposits, and the Company retaining 25.6% of same, plus all interest thereon resulting in a net gain of approximately $34.5 million which the Company recognized as net settlement income in the accompanying 2009 Consolidated Statement of Operations. The remaining 267 purchasers in the West Tower of the Property elected to opt out of and not participate in the settlement, thus preserving their legal and contractual rights. The 490 purchasers in the East Tower of the Property were not included in the aforementioned class action settlement, and thus also retain their legal and contractual rights. The Company’s analysis of the respective legal positions of the parties and potential outcomes of the ongoing disputes with remaining claimants is unchanged and unaffected by the class action settlements.

(d) Hearst Trademark Litigation

The Company was recently involved in a trademark infringement lawsuit brought by the Hearst Communications, Inc. (“Hearst”), alleging improper use of various “Cosmo”– related intellectual property rights allegedly owned by Hearst. At issue was the ability of the Company to brand and market the Property as “The Cosmopolitan Resort and Casino” and use a variety of other marks derivative of “Cosmopolitan” in connection with the Property. The Company is represented by outside counsel on this matter. In December 2009, the Company entered into a co-existence agreement with Hearst, which resulted in a settlement and dismissal of all trademark infringement claims that were the subject of the ongoing lawsuit. The co-existence agreement provides that the Company may utilize the “Cosmopolitan” name within certain defined parameters, which the Company would not expect to have a material adverse effect on the planned branding and marketing of the Property.

(e) Other Matters

The Company is subject to various claims and litigation arising in the normal course of business. In the opinion of management, all pending legal matters are either adequately covered by insurance or, if not insured, will not have a material adverse impact on the consolidated financial position, cash flows, or the results of operations of the Company.

12. Subsequent Events

Committed Credit Facility

The Company maintains a $3.9 billion credit facility with DBCI, $2.0 billion of which was outstanding as of December 31, 2009. Subsequent to December 31, 2009, $1.6 billion of the remaining facility has been converted to a committed line and the balance is uncommitted. This amount is expected to be sufficient to fund the remaining construction and pre-opening expenses of The Cosmopolitan, as well as the projected working capital and operating expense needs for the first three months of operations. At or around the time of the opening of The Cosmopolitan, it is anticipated that the outstanding balance of the construction loan payable to affiliate, including the $2.0 billion outstanding as of December 31, 2009, will be converted into a five year term loan granting a first lien interest in the Property to the lender. The term loan will likely carry a LIBOR based interest rate including a liquidity spread that will be determined in the future. Interest will be payable quarterly in arrears and will be due when the interest rate resets each quarter. Principal repayment will be due on the five year anniversary of the term loan. Post opening construction draws will continue to be available to fund the remaining construction of the Property. These additional construction draws will be converted into term debt as described above when the Property is completed. Funding for operating needs after opening will be available on a revolving basis from DBCI. Management believes that the operating cash flows of The Cosmopolitan will be sufficient to service the debt obligations.

East Tower Settlement

On April 6, 2010, the District Court of Clark County, Nevada entered a final order approving a class action settlement between the Company and a settlement class comprised of 427 unit purchasers in the East Tower of the Property. Under the approved terms, the unit purchasers will receive a refund of 68% of their earnest money deposits, less attorneys’ fees, and the Company will retain the remaining 32% of the earnest money deposits, plus all interest accrued thereon, resulting in a net gain of $18.1 million. This gain will be recorded as net settlement income within the Consolidated Statement of Operations for the quarter ended June 30, 2010. If all purchase contracts associated with these settlements had closed pursuant to their terms, total net sales proceeds would have been approximately $345.2 million. The cancellation of these contracts therefore, reduced expected net sales proceeds by $327.2 million. 63 East Tower purchasers elected to opt-out of, and not participate in the settlement, thus preserving their legal and contractual rights.

Membership Interests

On April 2, 2010, the Company redeemed its original membership interests and issued new Class A and Class B Membership Interests. Holders of Class A Membership Interests are entitled to vote on any matter to be voted upon by the members. Holders of Class B Membership Interests have all the economic interests in the Company and, except as provided by law, do not have any right to vote.

13. Quarterly Financial Information

The following table presents selected quarterly financial information for the year ended December 31, 2009 and the period ended December 31, 2008 (in thousands):

	Year Ended December 31, 2009
Unaudited	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total

Total revenues	—	—	—	—	—
Loss before other income	$(621)	$(632)	$(861)	$(3,181)	$(5,295)
Other income	299	157	144	33,320	33,920

Net (loss) income	$(322)	$(475)	$(717)	$30,139	$28,625

	Period Ended December 31, 2008
Unaudited	Third Quarter	Fourth Quarter	Total

Total revenues	—	—	—
Loss before other income	$(1,296)	$(3,741)	$(5,037)
Other income	1,588	344	1,932

Net income (loss)	$292	$(3,397)	$(3,105)